UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

Level 61, MLC Centre, 25 Martin Place, Sydney, NSW 2000, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Information Contained in This Report

Set forth in this report are the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the registrant’s Unaudited Interim Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended July 31, 2021 and 2020.

The information contained in this Report on Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333- 232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245, and 333-256258) and the prospectuses included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 4, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Chairman and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) for Naked Brand Group Limited (the “Company,” the “Group” or “we,” “us” and “our”) provides information concerning our financial condition and results of operations for each of the six month periods ended July 31, 2021 and July 31, 2020 and should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included with this report (the “financial statements”).

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this report include, among other things, statements relating to:

●	our restructuring initiatives;
●	expectations regarding industry trends and the size and growth rates of addressable markets;
●	our business plan and our growth strategies, including plans for acquisitions and expansion to new markets and new products; and
●	expectations for seasonal trends.

These statements are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Although we base the forward-looking statements contained in this report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if results and developments are consistent with the forward-looking statements contained in this report, those results and developments may not be indicative of results or developments in subsequent periods.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in Item 3.D, “Risk Factors,” of our Annual Report on Form 20-F filed on May 18, 2021 (the “Annual Report”), which include, but are not limited to, the following risks:

●	our reliance on our Frederick’s of Hollywood brand;
●	our ability to protect or preserve our brand image and proprietary rights;
●	our ability to satisfy changing consumer preferences;
●	an economic downturn affecting discretionary consumer spending;
●	our ability to manage our growth effectively;
●	the success of our business restructuring;
●	our ability to raise any necessary capital;
●	poor performance during our peak season affecting our operating results for the full year;
●	our ability to manage our product distribution given our reliance on third-party distribution/fulfilment;
●	the success of our marketing programs;
●	the impact of the COVID-19 pandemic.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any, or all of our forward-looking statements in this report may turn out to be inaccurate. We have included important factors in the cautionary statements included in our Annual Report, particularly in Item 3.D of our Annual Report, “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

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You should read this report and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this report, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

Introduction

We are a designer and e-commerce retailer of women’s intimates apparel, sleepwear and swimwear. We sell products under the licensed brand, Frederick’s of Hollywood in the U.S. We are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

We previously sold products through the Bendon business in Australia and New Zealand. On January 21, 2021, we announced plans to undertake a transformative restructure in which we would dispose of our bricks-and-mortar operations in order to focus exclusively on our e-commerce business. To that end, on April 30, 2021, we signed the Bendon Share Sale Agreement and simultaneously consummated the Bendon Sale contemplated thereby. As a result of the Bendon Sale, our sole operating subsidiary is FOH, through which we hold the Frederick’s of Hollywood global online license. Post sale Naked has been legally released from the leases relating to the Bendon business.

We also previously sold products under the Heidi Klum and Naked brands. On January 31, 2020, we entered into a termination agreement with Heidi Klum and Heidi Klum Company, LLC, which provides for the termination of the license agreement between the parties. We were permitted to continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products expired on January 31, 2021. On January 28, 2020, we sold all of our right, title and interest in the Naked brands to Gogogo SRL. We were permitted to continue selling any inventory bearing the Naked brand that was in existence as of the closing.

Basis of Presentation

The unaudited interim financial statements of the Group included with this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are presented in thousands of United States dollars, except where otherwise indicated. However, certain financial measures contained in this MD&A are non-IFRS measures and are discussed further under “Non-IFRS Financial Measures” below. All references to “$” and “dollars” refer to United States dollars, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.

On January 21, 2021 we announce our plans to divest the Bendon and on April 23, 2021 we held and Extraordinary General Meeting of shareholders, at which our shareholders approved the Bendon sale. On April 30, 2021 we signed the Bendon Share Sale Agreement and simultaneously consummated the transactions contemplated thereby. In accordance with IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, the Bendon Group operations have been classified as discontinued operations in these unaudited interim condensed consolidated financial statements. In order to present the results of the continuing operations on a comparable basis, and consistent with IFRS 5 requirements, loss after tax attributable to the discontinued Bendon Group’s operations up until its divestiture on April 30, 2021 has been shown in a single line in the income statement for the 6 months period to July 31, 2021 with comparatives for the 6 months to July 31, 2020 being re-stated accordingly. Under IFRS, comparative balance sheet and cash flow amounts are not re-presented for discontinued operations.

As at April 30, 2021, due to divestment of Bendon Group, functional currency of the parent entity has changed from AUD to USD. This change in functional currency is accounted for prospectively from the date of change, in other words, the parent entity translated all items into the new functional currency using the exchange rate as at the date of the change. The resulting translated amounts for non-monetary items have been treated as their historical cost. Consequently, the presentation currency of the Group was also changed from NZD to USD to align with the functional currency.

Since change in the presentation currency represents a change in accounting policy, the change is accounted for retrospectively as if USD had always been the presentation currency of the Group. Accordingly, statement of comprehensive income is translated from the old reporting currency into the new reporting currency using a weighted average exchange rate for the applicable period. The balance sheet is translated using the applicable period end exchange rate, while equity is translated based on historical rates.

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Overview of Results of Operations

6-month period ended July 31, 2021 and the 6-month period ended July 31, 2020

This period has been marked by a significant transformation of the Group following an extended period of restructuring. With the divestment of our bricks-and-mortar operations of Bendon, the completion of a series of strategic capital raisings and repayment of all of our bank debt, the Group is in a strong financial position with net cash of $279.0m at the end of the period. In addition, we have realigned our leadership team with the re-appointment of Justin Davis-Rice as Chief Executive Officer and the appointment of Simon Tripp, a season investment banker and M&A executive, as a non-executive director, as well as the appointment of Mark Ziirsen as Chief Financial Officer. With a strong balance sheet, simplified structure, and expanded leadership capabilities, we believe we are well positioned as we seek to drive shareholder value through partnering with an industry leader in a sector with compelling growth prospects and disruptive technology.

In this period, our continuing operations are comprised of our sole operating business Fredericks of Hollywood (“FOH”) and our ongoing corporate operations, where we have continued to incur significant costs associated with the restructure of the Group and capital raising activities. Losses from continuing operations during the period were $28.3m higher than the comparable period of the prior year, driven primarily by fair value losses on convertible notes and warrants of $10.8m, brand transition, restructure and transactions expenses that were higher by $10.2m, impairment expense that was up $5.0m and corporate costs up $2.0m. Adjusted EBITDA losses from continuing operations were $1.2m higher than the corresponding period due primarily to reduced gross profit from lower revenues and higher corporate costs partially offset by lower brand management expenses than the comparable period of the prior year.

During the 6 months ended July 31, 2021 and 6 months ended July 31, 2020, we incurred a net comprehensive loss of $45.3m and $12.7m, respectively. The increased losses of $32.6m resulted from brand transition, restructure and transaction expenses that were $10.2m higher, fair value loss that were $10.8m higher, impairment expenses of $5.0m, other foreign currency losses up $2.5m, corporate costs up $2.0m and loss on disposal of Bendon of $10.8m being partially offset by favorable exchange rate differences on translation of foreign operations of $4.6m, lower finance expenses of $2.1m and relatively lower losses from the discontinued Bendon operations of $1.9m. The discontinued operations of Bendon incurred a loss of $4.8m for the three months until its disposal on April 30, 2021 compared to a loss of $6.7m in the 6 months ended July 31, 2020.

Net sales in the 6 months ended July 31, 2021 decreased by $1.7m, or 20.2%, to $6.6m when compared with $8.2m in the comparable period of the prior year. The lower sales were driven by lower traffic and lower rates of conversion of traffic to orders placed.

Gross Profit in the 6 months ended July 31, 2021 decreased 12.1% to $2.2m compared to $2.4m in the comparable period of the prior year on sales that were down 20.2%, as a result of improved margins due to improved purchasing and higher average order values.

Loss for the 6 months ended July 31, 2021 increased by $37.2m to $48.8m when compared to the comparable period of the prior year. Key drivers of the adverse variance were brand transition, restructure and transaction expenses that were $10.2m higher, fair value loss of $10.8m, impairment expenses of $5.0m, other currency losses of $2.5m, higher corporate costs up $2.0m and loss on disposal of Bendon of $10.8m being partially offset by lower finance expenses of $2.1 and relatively lower losses after income tax from the discontinued Bendon operations of $1.9m.

Adjusted EBITDA loss from continuing operations was $2.4m in the 6 months ended July 31, 2021 compared to the loss of $1.2m in the comparable period in the prior year, due primarily to reduced margins from lower revenues and higher overall overheads. See “Non-IFRS Financial Measures” below for a discussion of adjusted EBITDA and a reconciliation of such measure to the most comparable measure calculated under IFRS.

Recent Developments

COVID-19

On January 30, 2020, the World Health Organization (the “WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China, COVID-19, and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the business’ financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

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As of the time of this filing, the impacts of the COVID-19 pandemic have been broad reaching, including impacts to our retail, wholesale and licensing businesses. Throughout the financial period reported and until the divestiture of the Bendon business, the business has had periods where it has temporarily closed its bricks and mortar stores. Throughout these periods the business has been able to continue to trade through the Bendon Lingerie online store (until the divestiture of the Bendon business) and the Frederick’s of Hollywood online store and has been able to fulfil online orders from the New Zealand warehouse (until the divestiture of the Bendon business) and the U.S. warehouse. To mitigate the significant impact on cashflow the business was able to work with suppliers to get support with delayed payments and, until the divestiture of the Bendon business, to negotiate support from the majority of landlords to provide rent abatements through the periods of closure. Employees of the Bendon business agreed to work reduced hours for the initial key shutdown periods. For the Bendon business, we were able to apply for Government wage subsidies from the New Zealand and Australian governments. Until the date of the divestiture of the Bendon business, we had received US $2.0m in subsidies from the New Zealand government and US $0.8m from the Australian Government. The Bendon business was able to receive support from the Bank of New Zealand (“BNZ”) to defer loan repayments and has subsequently repaid this loan and closed the facility (see “Senior Secured Credit Facility” below). The impact of COVID-19 in Asia initially delayed stock flow due to temporary factory closures, however, the business was able to work with suppliers to prioritise and reschedule orders.

Bendon Sale

On April 30, 2021, we signed the Bendon Share Sale Agreement with JADR Holdings Pty Limited as trustee for the JDR Family Trust No 2, an entity affiliated with Justin Davis-Rice, and Matana Intimates Holdings Trustee Limited as trustee for the Matana Intimates Holding Trust, an entity affiliated with Anna Johnson (together, the “Buyers”), and simultaneously consummated the Bendon Sale contemplated thereby. Pursuant to the Bendon Share Sale Agreement, we sold all of the issued share capital in Bendon together with any accrued rights free from encumbrances for the consideration described below on the terms and conditions set out in the Bendon Share Sale Agreement. The Bendon Sale had an economic close of January 31, 2021 (the “Accounts Date”) notwithstanding that closing of the Transaction (the “Completion”) occurred on April 30, 2021.

Because the Buyers are related parties of ours, we adopted strict governance and information protocols to ensure independent consideration and assessment of the Buyers’ proposal and the Bendon Share Sale Agreement. Our independent directors formed an independent committee of the board of directors, which considered, on our behalf, the Bendon Sale. The consideration paid for the share capital of Bendon was determined through negotiations between the independent committee and the Buyers.

The key terms of the Bendon Share Sale Agreement are as follows:

Consideration. The consideration paid by the Buyers was US$0.72 (NZ$1.00) as adjusted based on the target inventory amount of US$13.2m (NZ$18.2m) and by a true up adjustment for estimated Net Cash/(Debt) and Working Capital as at the Accounts Date. The inventory adjustment resulted in a payment by us to Bendon in the amount of US$3.5m (NZ$4.8m). The Net Cash/(Debt) and Working Capital adjustments are to be prepared within 30 business days after Completion.

Exit Event Proceeds. If the Buyers or Mr. Davis-Rice and Ms. Johnson agree to sell the shares in Bendon or its business within three years following Completion, we will be entitled to the following percentage of the net proceeds of the sale: in the first year following Completion, 75%; in the second year following Completion, 50%; and in the third year following Completion, 25%.

Profit share. We are entitled to a tiered percentage of net profits of Bendon and the entities controlled by Bendon (the “Bendon Group”) for three years commencing on July 1, 2021, being in: the first year, 30%; the second year, 20%; and the third year, 10%. The net profits are to be calculated on a cumulative basis so that any losses from the first or second year are offset against any profits in a subsequent year.

Forgiveness of the Intra Group Loans. We forgave all inter-company debt owing by the Bendon Group to us and our subsidiaries other than the Bendon Group effective as of January 30, 2021 (which is approximately US$31.3m (NZ$43.1m)).

Naked Facility. We will provide Bendon with a 5 year loan of up to US$4.9m (NZ$7.0m) (the “Naked Facility”) at an initial interest rate per annum of 2.5% and, following Bendon obtaining additional external senior debt which the Buyers and Bendon are proposing to raise after Completion, an interest rate of 50 basis points above the rate of this senior debt. The Naked Facility will also be subordinated to this senior debt. Bendon drew down the full US$4.9m (NZ$7.0m) facility on August 23, 2021.

Costs. We agreed to pay up to US$0.2m (NZ$0.3m) of the Buyers’ and Bendon’s costs in relation to the Bendon Sale, which was agreed in exchange for the Buyers’ agreeing for the term sheet to be entered into on a non-exclusive basis.

FOH Services Agreement. FOH, our wholly owned subsidiary, entered into a management services agreement (the “FOH Services Agreement”) with Bendon pursuant to which Bendon will provide certain management services.

As noted above, we reported a loss on disposal of US $10.8m on the sale of Bendon.

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As a result of the Bendon Sale, our sole operating subsidiary is FOH. Through FOH, we are the exclusive licensee of the Frederick’s of Hollywood global online license, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

Changes in Management and Executive Compensation

On January 21, 2021, our board of directors appointed Justin Davis-Rice as our Chief Executive Officer, replacing Anna Johnson. Ms. Johnson remained the Chief Executive Officer of Bendon. In connection with his appointment, our board of directors, upon the recommendation of the compensation committee, granted to Mr. Davis-Rice phantom warrants with a strike price equal to US $0.37 (the 20-day volume-weighted average price of the Ordinary Shares). The phantom warrants will vest in three tranches, with the first tranche vesting immediately, the second tranche vesting on July 21, 2021 and the third tranche vesting on January 21, 2022. Each tranche will cover 1.5% of our outstanding Ordinary Shares as of the date of vesting and will expire three years after its vesting date. Upon exercise, the Company will net cash settle the phantom warrants. As a result, no Ordinary Shares will be issued.

On January 18, 2021, our board of directors appointed Simon Tripp as a director of the Company. Mr. Tripp replaced Paul Hayes, who resigned as a director of the Company on the same day. See Item 6 of our Annual Report, “Directors, Senior Management and Employees,” for biographical information about Mr. Tripp.

On April 19, 2021 Mark Ziirsen was appointed as Chief Financial Officer, replacing Cheryl Durose. See Item 6 of our Annual Report, “Directors, Senior Management and Employees,” for biographical information about Mr. Ziirsen.

On September 22, 2021, our board of directors, upon the recommendation of our compensation committee, granted to Mr. Davis-Rice an incentive award, as follows: on the first, second and third anniversary of the grant of the award, Mr. Davis-Rice will be granted Ordinary Shares with a market value equal to 1.5% of the increase in our total market capitalization since the grant of the award. The market value of the Ordinary Shares to be issued and the total market capitalization will be determined based on the daily VWAP for the Ordinary Shares for the five trading days immediately prior to the applicable anniversary. The payment of the incentive award will be accelerated in the event of a change in control of the Company, and the Ordinary Shares issued in the change in control generally will be included in determining the total market capitalization. A change in control includes any person obtaining voting power in excess of 50.1% of the Ordinary Shares, any person being able to appoint or remove a majority of our board of directors, and/or our issuing Ordinary Shares or securities convertible into Ordinary Shares that together exceed the number of shares outstanding at the date of announcement of the change in control transaction.

Nasdaq Compliance

On April 26, 2021, we received a notice from Nasdaq’s Listing Qualifications Department stating that, for the 30 consecutive business days ending April 23, 2021, the closing bid price for the Ordinary Shares had been below the minimum of US $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that we would be afforded an initial 180 day period to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event we did not regain compliance within the initial 180-day period, we could be eligible for additional time.

We did not regain compliance with the minimum bid price requirement during the initial 180-day period. However, on October 26, 2021, we received a notice from Nasdaq stating that Nasdaq’s staff had determined that we were eligible for an additional 180-day period (until April 25, 2022) within which to regain compliance. In order to regain compliance, the bid price for the Ordinary Shares must close at US$1.00 per share or more for a minimum of ten consecutive business days.

The Nasdaq notification did not have any immediate effect on the listing of the Ordinary Shares, and the Ordinary Shares continue to trade under the symbol “NAKD”. Naked management intends to actively monitor the bid price for the Ordinary Shares and will consider all available options to regain compliance with the minimum bid price requirement. We intend to cure the deficiency during the additional 180-day period by effecting a reverse stock split, if necessary.

Financing Transactions

February 2021 Private Placement

On February 24, 2021, we entered into a securities purchase agreement (the “February 2021 SPA”) with certain accredited investors, pursuant to which we agreed to sell in a private placement an aggregate of US$100,000,000 of units, each unit consisting of one Ordinary Share and one warrant to purchase Ordinary Shares (the “February 2021 Warrants”). On March 10, 2021, we entered into an amendment to the February 2021 SPA, which reduced the price per unit sold under the February 2021 SPA and made certain changes to the form of the February 2021 Warrant to, among other things, reduce the initial exercise price and limit the number of Ordinary Shares which may be issued upon a Black-Scholes value cashless exercise of the February 2021 Warrant (as more fully described below), by increasing the floor price specified in the warrants, lowering the underlying price used in the calculation of the Black-Scholes value per warrant and establishing a maximum number of Ordinary Shares that may be issued under the warrants. On the same day, we consummated the sale of the units pursuant to the February 2021 SPA. The purchase price per unit was US$0.85, resulting in the issuance of an aggregate of 117,647,059 Units (representing an aggregate of 117,647,059 Ordinary Shares and 117,647,059 February 2021 Warrants). We granted a financing rebate to the investors, resulting in net proceeds to us, after offering expenses, of approximately US$94,900,000.

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The February 2021 Warrants had an exercise price of US$0.935 per share and would have expired on March 10, 2026. The February 2021 Warrants contained a Black-Scholes cashless exercise feature, which permitted the February 2021 Warrants to be exercised on a cashless basis for a number of Ordinary Shares equal to the Black-Scholes value per share, multiplied by the number of Ordinary Shares as to which the warrant was being exercised, divided by the closing bid price on Nasdaq as of two trading days prior to the exercise date, as reported by Bloomberg (but not less than a specified floor price). For this purpose, the Black-Scholes value per share was calculated using an underlying price equal to US$0.95 (as may be adjusted for stock dividends, subdivisions, or combinations); a risk-free interest rate corresponding to the U.S. Treasury rate; a strike price equal to the US $0.935 exercise price; an expected volatility equal to 135%; and a deemed remaining term of five years (regardless of the actual remaining term of the February 2021 Warrant). Accordingly, the Black-Scholes value calculation would not change as a result of future changes in the stock price, risk-free interest rate, volatility or remaining life of the February 2021 Warrants. As a result, the number of Ordinary Shares issued upon exercise of the February 2021 Warrants substantially exceeded 117,647,059 shares. As of July 31, 2021 the February 2021 Warrants had been exercised in full, pursuant to the Black-Scholes cashless exercise provision, for an aggregate issuance of 186,391,411 Ordinary Shares.

The February 2021 SPA also included a put right. To the extent allowable under federal securities laws and the rules of Nasdaq, and subject to our continued listing on Nasdaq, on the day after the day that an investor no longer held any Ordinary Shares or any February 2021 Warrants issued under the February 2021 SPA, we agreed to sell to the investor and the investor agreed to purchase from us, in a private placement, such number of Ordinary Shares, priced at the previous day’s closing bid price, equal to a portion of the investor’s net profit from the investor’s sale of the Ordinary Shares and Warrants purchased under the February 2021 SPA.

On July 2, 2021, pursuant to the put right under the February 2021 SPA, we sold an aggregate of 53,548,594 Ordinary Shares to the investors, at a purchase price of US$0.6256 per share (the closing bid price of the Ordinary Shares on July 1, 2021).

ATM Offerings

On February 24, 2021, we entered into an equity distribution agreement (the “February EDA”) with Maxim Group LLC (“Maxim”), pursuant to which we may sell, from time to time, through Maxim, Ordinary Shares having an aggregate offering price of up to US$99,500,000 (the “ATM Offering”). Sales of Ordinary Shares in the ATM Offering, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act. Maxim is not required to sell any specific amount but will act as our exclusive sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and us. We have no obligation to sell any of the Ordinary Shares under the February EDA and may at any time suspend solicitation and offers under the February EDA. As of July 31, 2021, we sold an aggregate of 72,117,042 Ordinary Shares pursuant to the February EDA, for gross proceeds of US$70,761,188 and net proceeds of US$68,638,352, after payment to Maxim of an aggregate of US$2,122,836 in commissions.

In addition, we conducted two prior “at the market” offerings through Maxim. On October 19, 2020, we entered into an equity distribution agreement with Maxim (the “October EDA”), pursuant to which we sold an aggregate of 107,036,117 Ordinary Shares, for gross proceeds of US$49,999,716 and net proceeds of US$48,499,725, after payment to Maxim of an aggregate of US$1,499,991 in commissions. In connection with the execution of the February EDA, we terminated the offering under the October EDA. On August 20, 2020, we entered into an equity distribution agreement with Maxim, as amended on September 25, 2020 (the “August EDA”), pursuant to which we sold an aggregate of 138,252,413 Ordinary Shares, for gross proceeds of US$17,998,700 and net proceeds of US$17,458,739, after payment to Maxim of an aggregate of US$539,961 in commissions. In connection with the commencement of sales under the October EDA, we terminated the offering under the August EDA.

Repayment of Credit Facility

Through February 10, 2021, we were party to a facility agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon, as borrower, us and certain subsidiaries and affiliates of ours, as guarantors, and BNZ, as lender. Under the facility agreement, BNZ had made available to us and our subsidiaries a revolving credit facility and an instrument facility. On February 10, 2021, we paid approximately US$10,394,000 to BNZ, which constituted repayment in full of all amounts due under the facility with BNZ, and the facility was terminated. See “Liquidity, and Capital Resources—Financing Transactions” below for more information regarding the credit facility.

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Registered Direct Offering

On February 1, 2021, we closed on the sale of 29,415,000 Ordinary Shares in a public offering to certain institutional investors at a price of US $1.70 per share, for gross proceeds of US$50,005,500. Maxim acted as the sole placement agent in connection with the Offering. The net proceeds to the Company from the offering were approximately US$46,900,000, after deducting the placement agent’s fees of US$3,000,330 and other estimated offering expenses.

Note and Purchase Warrant Issued in July 2020

In July 2020, we completed a private placement of a convertible promissory note (the “July 2020 Note”) and a warrant to purchase Ordinary Shares (the “July 2020 Purchase Warrant”) to an accredited investor Iliad Research Trading L.P., pursuant to a securities purchase agreement, for an aggregate purchase price of US$8,000,000. The July 2020 Note was issued with an original issue discount of 5%, and certain expenses of the investor were added to the balance of the July Note, for an original principal balance of US$8,420,000. We also granted a financing rebate to the investor, resulting in net proceeds to us of approximately US$7,200,000 from the sale of the July 2020 Note. The July 2020 Note provided for interest at the following rate: (i) for a period of 90 days starting on its issuance date, 2.0% per annum, (ii) for the next 90 days, 10.0% per annum and (iii) thereafter, 15.0% per annum, and provided for maturity on the second anniversary of its issuance. The July 2020 Note was convertible, at our election (subject to certain limitations) or at the election of the investor, into Ordinary Shares at a conversion price equal to US$0.2424. The July 2020 Purchase Warrant entitled the investor to purchase Ordinary Shares at an exercise price of US$0.6707 per share. In addition, if the exercise price of the July 2020 Purchase Warrant was higher than the last closing bid price of the Ordinary Shares, the July 2020 Purchase Warrant could be exercised on a cashless basis for a number of shares equal to the Black-Scholes value per share underlying the July 2020 Purchase Warrant, multiplied by the number of shares as to which the July 2020 Purchase Warrant was being exercised, divided by the closing bid price as of two business days prior to the exercise date, but in any event not less than the floor price specified in the July 2020 Purchase Warrant. For this purpose, the Black-Scholes value per share underlying the July 2020 Purchase Warrant was a fixed value as set forth in the July 2020 Purchase Warrant.

As of January 27, 2021, the July 2020 Note had been converted in full into an aggregate of 35,081,733 Ordinary Shares and the July 2020 Purchase Warrant had been exercised in full, pursuant to the Black-Scholes cashless exercise provision, for an aggregate of 47,817,633 Ordinary Shares.

Bendon Conversion Shares

On October 5, 2020, we and one of our operating subsidiaries, Bendon, entered into a settlement agreement with each of (i) Timothy D. Connell and (ii) William Gibson and Ivory Castle Limited (collectively, the “Lenders”). The Lenders had alleged that specific repayment terms of loans made by them were not met as promised and sought repayment of the loans. Pursuant to the settlement agreements, the Lenders agreed to settle the dispute in consideration for Bendon’s issuance to them of redeemable conversion shares of Bendon (the “Bendon Conversion Shares”) with an aggregate value of US$3,789,654. The Bendon Conversion Shares were convertible into Ordinary Shares at a conversion price equal to the closing market price of the Ordinary Shares on the trading day immediately preceding the date of conversion (but in any event at not less than a specified floor price). As of December 4, 2020, the Bendon Conversion Shares had been converted in full into an aggregate of 45,930,930 Ordinary Shares.

Notes Issued in October, November, and December 2019 and January, February, and April 2020

In each of October, November and December 2019 and January, February, and April 2020, we completed a private placement of a convertible promissory note (each, a “Prior Note”) and a warrant to purchase Ordinary Shares to one of St. George Investments LLC or Iliad Research and Trading L.P., which are affiliates of one another (together, the “Affiliated Holders”). As of November 27, 2020, the Prior Notes issued in October, November and December 2019 and January and February 2020 had been converted in full into an aggregate of 66,580,270 Ordinary Shares. In addition, on February 25, 2021, we exchanged the Prior Note issued in April 2021 for 4,002,789 Ordinary Shares. See “Liquidity, and Capital Resources—Financing Transactions” below for more information regarding the Prior Notes.

Application of Critical Accounting Policies, Estimates, and Judgements

Our accounting policies form the basis for preparation of our financial statements and our financial statements in tum are an essential factor in understanding our operations. Our accounting policies are in accordance with IFRS as issued by the IASB and are fully described in the notes to our audited financial statements as of and for the year ended January 31, 2021. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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Critical Accounting Policies

Critical accounting policies are those that reflect our industry and activity specific accounting treatments used in preparing our financial statements for the 6 months ended July 31, 2021 and 2020, or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during each of the years.

Change in functional and presentation currency

As at April 30, 2021, due to divestment of Bendon Group, functional currency of the parent entity ‘Naked Brand Group Limited’ has changed from AUD to USD. This change in functional currency is accounted for prospectively from the date of change, in other words, the parent entity translated all items into the new functional currency using the exchange rate as at the date of the change. The resulting translated amounts for non-monetary items have been treated as their historical cost.

Consequently, the presentation currency of the Group was also changed from NZD to USD to align with the functional currency.

Since change in the presentation currency represents a change in accounting policy, the change is accounted for retrospectively as if USD had always been the presentation currency of the Group. Accordingly, statement of comprehensive income is translated from the old reporting currency into the new reporting currency using a weighted average exchange rate for the applicable period. The balance sheet is translated using the applicable period end exchange rate, while equity is translated based on historical rates.

Revenue Recognition

Sale of Goods

Due to divestment of Bendon on 30 April 2021, the group exited their operation through retail stores and wholesale channels. Until 30 April 2021, sales of goods through retail stores, e-commerce and wholesale channels are recognised at a point in time when there has been a transfer of control of goods to the customer. Control of goods transfer at point of sale for retail stores sales. For wholesale and e-commerce sales, control of goods is transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at the reporting date based on shipping terms and historical delivery times. The Group also provides a reserve for projected merchandise returns based on prior experience.

The Group sells gift cards to customers. The Group recognises revenue from gift cards when they are redeemed by the customers. In addition, the Group recognises revenue on unredeemed gift cards after one year, when the gift cards have expired.

Sale of Goods – Wholesale

The Group used to sell lingerie products in the wholesale market till 30 April 2021. Sales were recognised at a point in time when control of the products had transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount is based on the trading terms in the contracts, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade and other payables) is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. The Group’s obligation to provide a refund for faulty products under the standard trading terms is recognised as a provision.

Sale of Goods – E-Commerce

The Group operates e-commerce websites selling lingerie products, and used to also operate a chain of retail stores till April 30, 2021 before the divesture of Bendon. Revenue from the sale of goods is recognised at a point in time when a Group entity sells a product to the customer.

Payment of the transaction price is due immediately when the customer purchases the product. It is the Group’s policy to sell its products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method). Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

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Other Income

Other income is recognised on an accruals basis when the Group is entitled to it. During the 6 months ended July 31, 2021, the Group did not receive any Government grants and wage subsidies in its continuing operations, however $1.6m was received in the 6 months ended July 31, 2020.

Significant Accounting Judgments, Estimates, and Assumptions

Significant accounting judgments, estimates, and assumptions that have been used in the preparation of our financial statements are set out below. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future in determining accounting treatments and quantifying amounts for transactions and balances in certain circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realizable value. During the period, management have written down inventory based on best estimate of the net realizable value, although until the time that inventory is sold this is an estimate.

Impairment of Intangible Assets

In accordance with IAS 36 ‘Impairment of Assets’ the Group is required to estimate the recoverable amount of certain intangible assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

-	growth in brand revenues
-	the selection of discount rates to reflect the risks involved, and
-	long-term growth rates

Changing the assumptions selected by management, in particular the growth rate and discount rate used, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the model. Further details are provided in Note 9 to the consolidated financial statements.

Fair Value of Financial Instruments

The Group has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

Determining the Lease Term of Contracts with Renewal Options

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised within the next 12 months. As per our policy, the options are not exercised when the lease terms are beyond 12 months as of the assessment date. When we have the option to lease the assets for additional terms, we apply judgement in evaluating whether we are reasonably certain to exercise the option to renew, considering all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affect our ability to exercise (or not to exercise) the option to renew.

9

Taxes

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

Recent Accounting Pronouncements

During the prior period, the Group received rent concessions from a number of landlords across its retail and outlet stores as well as its distribution centre. As such, the Group applied “practical expedients” as permitted under IFRS 16 in relation to rent concessions it received and has recognised the concessions in the statement of profit or loss and under comprehensive income. However, it is within discontinued operations. There are no rent concessions in the 6 month period ended July 31, 2021. The rent concessions are a temporary reduction in rent for a short period of time in relation to COVID-19. Upon review, the Group did not deem the rent concession as a modification to the existing lease agreements.

Operating Results

The following table sets forth certain selected operating results and other financial information for the 6 month periods ended July 31, 2021 and 2020:

	6 months ended July 31, 2021	6 months ended July 31, 2020	% movement
	US $000’s	US $000’s
Revenue	6,571	8,235	-20.2%
Cost of goods sold	(4,420)	(5,788)	-23.6%
Gross profit	2,151	2,447	-12.1%
Other income	84	-	nm %
Brand management	(2,123)	(2,857)	-25.7%
Administrative expenses	(722)	(331)	118.1%
Corporate expenses	(2,948)	(928)	-217.7%
Finance expense	(44)	(2,155)	-98.0%
Brand transition, restructure and transaction expenses	(13,317)	(3,078)	332.7%
Impairment expense	(4,971)	-	nm %
Other foreign currency gains/(losses)	(483)	2,003	-124.1%
Fair value loss on convertible notes derivative and warrants	(10,794)	-	nm %
Loss before income tax	(33,167)	(4,899)	577.0%
Income tax benefit/(expense)	(33)	-	nm %
Loss for the period from continuing operations	(33,200)	(4,899)	577.7%

Profit / (loss) from discontinued operations
Loss from discontinuing operations	(4,771)	(6,659)	-28.4%
Loss on disposal of subsidiary	(10,796)	-	nm %
Total loss for the period	(48,767)	(11,558)	321.9%

Other comprehensive loss
Exchange rate differences on translation of foreign operations - continuing operations	0	1,049	-100.0%
Exchange rate differences on translation of foreign operations - discontinuing operations	3,481	(2,190)	-258.9%
Other comprehensive loss for the period, net of tax	3,481	(1,141)	-405.1%
Total comprehensive loss for the period	(45,286)	(12,669)	256.6%

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Revenue

6-month period ended July 31, 2021 compared to 6-month period ended July 31, 2020

During the 6-month period ended July 31, 2021 the net sales of $6.6m showed a decrease of $1.7m or 20.2% when compared with $8.2m in the 6 month period ended July 31, 2020. The lower sales were driven by lower traffic and lower conversion rates of traffic into orders placed.

Gross margins

6-month period ended July 31, 2021 compared to 6-month period ended July 31, 2020

During the 6 month period ended July 31, 2021 and the 6 month period ended July 31, 2020, the gross profit were $2.2m and $2.4m, respectively. The decrease of 12.1% was achieved on revenues that were 20.2% lower, as a result of improved gross margins that were 32.7% and 29.7%, respectively, driven by improved purchasing and higher average order values.

Operating expenses

6-month period ended July 31, 2021 compared to 6-month period ended July 31, 2020

The following table sets forth operating expenses for the 6-month periods ended July 31, 2021 and 2020:

	6 months ended July 31, 2021	6 months ended July 31, 2020	% movement
	US $000’s	US $000’s
Brand management	(2,123)	(2,857)	-25.7%
Administrative expenses	(722)	(331)	118.1%
Corporate expenses	(2,948)	(928)	217.7%
Finance expense	(44)	(2,155)	-98.0%
Brand transition, restructure and transaction expenses	(13,317)	(3,078)	332.7%
Impairment expense	(4,971)	-	nm %
Other foreign currency gains/(losses)	(483)	2,003	-124.1%
Fair value loss on convertible notes derivative and warrants	(10,794)	-	nm %

Brand management expenses decreased by $0.7m, or 25.7%, from $2.9m to $2.1m. Most notably due to variable spend driven by revenues that were down 20.2%.

Administrative expenses increased by $0.4m, or 118.1%, from $0.3m to $0.7m. The change in administrative expenses was primarily driven by other expenses.

Corporate expenses increased by $2.0 m, or 217.7%, from $0.9m to $2.9m, due to increased legal and advisory costs, and costs associated with the shareholder meeting related to the sale of Bendon.

Finance expenses decreased by $2.1m, or 98%, from $2.1m to $0.04m, due to the repayment of the BNZ loan and settlement of convertible notes.

Brand transition, restructure and transaction expenses increased by $10.2m, or 332.7%, from $3.1m to $13.3m, driven primarily by Phantom Warrant costs of $8.2m and higher transaction costs related to warrants issued as part of the Group’s February 2021 $100m capital raise.

Impairment expenses increased by $5.0m from $Nil in the prior comparable period. These non-cash impairment expenses relate to the carrying value of the FOH License Agreement and are largely the result of lowering assumptions concerning expected future revenues and margins.

Other foreign currency gains/(losses) decreased by $2.5m, or 124.1%, from a gain of $2.0m in the prior period to a loss of $0.5m in the 6 months to July 31, 2021 as a result of changes in foreign currency balances.

Fair value losses of $10.8m were recognized, and are made up of $10.6m relating to the fair value of warrants issued as part of the February 2021 capital raising and that were fully exercised during the period and $0.2m relating to the April 2020 Prior Notes that were exchanged in full in February 2021. These losses are both non-cash.

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Taxation

6-month period ended July 31, 2021 compared to 6-month period ended July 31, 2020

The tax expense of $0.03m in the 6 months ended July 31, 2021 was a 100% increased on the prior comparable period. The Group has not recognized benefits of tax losses.

Discontinued operations

6-month period ended July 31, 2021 compared to 6-month period ended July 31, 2020

The discontinued operations of Bendon incurred a loss of $4.8m for the three months until its disposal on April 30, 2021 compared to a loss of $6.7m in the 6 months ended July 31, 2020. A loss on disposal of $10.8m was recognized on the Bendon sale.

Net loss

6-month period ended July 31, 2021 compared to 6-month period ended July 31, 2020

During the 6 months ended July 31, 2021 and 6 months ended July 31, 2020, we incurred a net comprehensive loss of $45.3m and $12.7m, respectively. The increased losses of $32.6m resulted from brand transition, restructure and transaction expenses that were $10.2m higher, fair value losses of $10.8m, non-cash impairment expenses of $5.0m, other foreign currency losses up $2.5m, corporate costs up $2.0m and loss on disposal of Bendon of $10.8m being partially offset by favorable translational exchange rate differences of $4.6m, lower finance expenses of $2.1m and relatively lower losses from the discontinued Bendon operations of $1.9m. The discontinued operations of Bendon incurred a loss of $4.8m for the three months until its disposal on April 30, 2021 compared to a loss of $6.7m in the 6 months ended July 31, 2020.

Segmented Reporting

For the 6-month period ended July 31, 2021, we had only 1 reportable segment (E-commerce) as a result of the sale of Bendon. In the comparative period, we had 3 reportable segments, namely:

●	Retail. This segment covers retail and outlet stores located through Australia and New Zealand.
●	Wholesale. This segment covers wholesale of intimates apparel to customers based in Australia, New Zealand and Europe.
●	E-commerce. This segment covers the Group’s online retail activities.

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The following table provides our segment net sales revenue, gross margin and adjusted EBITDA for the 6 months ended July 31, 2021 and for the 6 months ended July 31, 2020 for the E-commerce segment of the continuing operations. See “Non-IFRS Financials Measures” below for a discussion of the adjusted EBITDA and a reconciliation of such measure to the most comparable measure calculated under IFRS.

	6 months ended	6 months ended
US $000’s	July 31, 2021	July 31, 2020
Revenue	6,571	8,235
Gross margin	2,151	2,447
Adjusted EBITDA	(2,384)	(1,189)

Non-IFRS Financial Measures

Adjusted EBITDA for continuing operations is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses adjusted EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and impairment charges, and the exclusion of such amounts in adjusted EBITDA eliminates the non-cash impact.

A reconciliation of adjusted EBITDA to the consolidated statements of profit or loss and other comprehensive income for the 6 months ended July 31, 2021 and 2020 is as follows:

	6 months ended	6 months ended
US $000’s	July 31, 2021	July 31, 2020
Adjusted EBITDA	(2,384)	(1,189)
Income tax (expense)/benefit	(33)	-
Other reconciliation items	(30,783)	(3,710)
Total net loss after tax	(33,200)	(4,899)

Reconciling items of $30.8m are $27.0m higher than the prior comparable period’s $4.9m and comprise of brand transition, restructure and transaction expenses, finance expense, impairment expense, fair value loss, depreciation and amortisation expenses and unrealized foreign exchange loss. Compared to the prior comparable period, fair value losses are $10.8m higher, brand transition, restructure and transaction expenses are $10.2m higher, impairment expenses are $5.0m higher and unrealized foreign exchange loss is $3.2m higher being partially offset by lower finance expenses of $2.1m. .

The below table shows a reconciliation from EBITDA to net loss after tax for the continuing operations:

	6 months ended	6 months ended
US $000’s	July 31, 2021	July 31, 2020
Adjusted EBITDA	(2,384)	(1,188)
Brand transition, restructure and transaction expenses	(13,317)	(3,078)
Finance expense	(44)	(2,155)
Impairment expense	(4,971)	-
Depreciation and amortisation	(170)	(143)
Unrealised foreign exchange gain	(1,487)	1,665
Fair value loss on convertible notes derivative and warrants	(10,794)	-
Income/(loss) before income tax expense	(33,167)	(4,899)
Income tax expense	(33)	-
Total net loss after tax	(33,200)	(4,899)

Liquidity, and Capital Resources

Liquidity

We finance our business through cash from operations and equity and debt financing. Our cash requirements have been principally to fund working capital needs, to support the growth of the business and to repay our bank loan. We may also use cash for strategic acquisitions of businesses or technologies.

Management may continue to raise funds from equity and debt financing to fund our operations and objectives, including for strategic acquisitions. There is no assurance the additional funding will be obtained. If we are unable to obtain the additional funding, we may not be able to conduct our operations and pursue our objectives as presently contemplated, which may adversely affect our results of operations and financial condition.

As at July 31, 2021 and January 31, 2021, we had cash totaling $279.0m and $65.1m, respectively. During the 6 months ended July 31, 2021, we undertook a number of financing activities and raised $244.1m. Of this amount, $10.6m was utilized to repay the BNZ debt in full and the balance was utilized as working capital in the operating business.

Working capital

US $000’s	July 31, 2021	July 31, 2020
Current Assets	286,189	26,547
Current Liabilities	(14,052)	(33,313)
Working Capital	272,137	(6,766)

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Working capital at July 31, 2021 was $272.1m, compared with negative $6.8m as at January 31, 2021, an increase of $278.9m. An improved cash position, driven by the successful capital raisings, together with lower payables and maturity of borrowings were the key contributors to the favourable change in working capital.

Cash flows

US $000’s	6 months ended July 31, 2021	6 months ended July 31, 2020
Net cash inflow/(outflow) from operating activities	(5,401)	236
Net cash outflow from investing activities	(13,056)	(152)
Net cash inflow from financing activities	232,275	8,854
Net increase/(decrease) in cash and cash equivalents held	213,818	8,939
Cash and cash equivalents at end of the half year	279,035	12,011

Operating Activities

Net cash outflow from operating activities for the 6 months ended July 31, 2021 was $5.4m, compared to net cash inflow for 6 months ended July 31, 2020 of $0.2m driven primarily by higher payments to suppliers and employees.

Investing Activities

Net cash outflow from investing activities for the 6 months ended July 31, 2021 was $13.1m, compared to net cash outflow from investing activities of $0.2m for the 6 months ended July 31, 2020 driven primarily by cash of discontinued operations of $12.5m.

Financing Activities

Net cash inflow from financing activities for the 6 months ended July 31, 2021 was $232.3m, compared to net cash inflow from financing activities of $8.9m for 6 months ended July 31, 2020 driven primarily by proceeds from share issues. During the 6 months ended July 31, 2021, the company raised US$244.1m through the issue of shares. These funds were used to fund operations, repay borrowings and to provide working capital.

Financing Transactions

For additional information on financing transactions completed by us during the 12 months ended January 31, 2021 and the 6 months ended July 31, 2021, see “Recent Developments— Financing Transactions” above.

Senior Secured Credit Facility

Through February 10, 2021, we were party to a facility agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon, as borrower, us and certain subsidiaries and affiliates of ours, as guarantors, and BNZ, as lender.

Originally, the facility provided for a term loan and a revolving loan. The facility limits of the term loan and revolving loan were NZ$54.0m in aggregate. On June 13, 2018, we entered into a deed of amendment with BNZ to reduce the term loan and revolving loan facility limits from NZ$54.0m in the aggregate to a single revolving loan facility limit of NZ$20.0m. In addition, the facility took over certain guarantees and other financial instruments totaling $1.3m. In connection with the deed of amendment, we repaid approximately NZ$18.0m of the outstanding loans. Effective March 12, 2020, we entered into an amended and restated facility agreement with BNZ. Under the amended and restated facility agreement, BNZ continued to make available (i) the revolving loan facility, for which the facility limit, as amended, initially was NZ$16.7 million, and (ii) the instrument facility, for which the facility limit was NZ$1.3m. We agreed to reduce our indebtedness under the amended and restated facility agreement by an aggregate of NZ$7.0m in instalments between March 31, 2020 and November 30, 2021, which would also reduce the facility limit under the revolving loan facility.

Drawings in New Zealand dollars bore interest for each interest period at a rate per annum equal to the sum of (i) the New Zealand bank bill reference rate administered by the New Zealand Financial Markets Association, as determined and adjusted in accordance with the facility agreement, (ii) a liquidity premium determined by BNZ from time to time and advised to us, (iii) a business basis premium published by BNZ on its website, if the interest period is greater than one month but less than three months, and (iv) 2.00% per annum. Each interest period was three months, unless otherwise agreed by BNZ.

BNZ made instruments available under the instrument facility, subject to the facility limit and certain other conditions being satisfied. The types of available instruments included letters of credit, bank guarantees and performance bonds.

The Borrower paid BNZ a one-time establishment fee equal to 3% of the aggregate facility limit and paid BNZ an annual line fee equal to 2% of the aggregate facility limit.

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All of the obligations under the amended and restated facility agreement were guaranteed by us and certain subsidiaries and affiliates of ours. The obligations were secured pursuant to a general security interest granted over the assets of Bendon, us and certain subsidiaries and affiliates of ours.

The amended and restated agreement contained certain customary representations, covenants and events of default. The agreement also included financial covenants providing that (i) for any calendar month in the 12-month period preceding each fiscal quarter end, our actual sales and gross profit would not vary adversely by more than 15% from our budget and (ii) for each calendar month, the ratio of inventory to debt under the Revolving Facility would be more than 1.35 times until July 31, 2020 and more than 1.65 times thereafter.

On February 9, 2021, we paid approximately NZ$14.5m (US$10.4m) to BNZ, which constituted repayment in full of all amounts due under the facility with BNZ, and the facility was terminated.

The amount outstanding under the revolving facility was NZ$Nil and NZ$14.5m (US$10.4m) as of July 31, 2021 and January, 2021, respectively. The interest rate on the Revolving Facility for the 6 months period ended July 31, 2021 and July 2020, respectively, varied between 4.25% and 5.26%.

Notes Issued in October, November, and December 2019 and January, February, and April 2020

In each of October, November and December 2019 and January, February, and April 2020, we completed a private placement of a Prior Note and a warrant to purchase ordinary shares to an Affiliated Holder. Each private placement of a Prior Note was made pursuant to a Securities Purchase Agreement with the applicable Affiliated Holder. The aggregate purchase price of the Prior Notes was US$15,500,000. Each of the Prior Notes was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of each Prior Note. In addition, the applicable Affiliated Holder had the right to exchange each warrant for a 5% increase in the outstanding balance of the related Prior Note, a right the Affiliated Holder exercised in each case. Because we did not timely complete an equity financing as required by each of the Prior Notes and did not timely file a registration statement as required by the Prior Notes issued in February and April 2020, the outstanding balance of each applicable Prior Note was increased by 10% for each such occurrence. Each of the Prior Notes provided for an interest rate of 20% per annum, compounded daily, and for maturity on the second anniversary of its issuance. Each of the Prior Notes originally provided for a fixed conversion price, but we agreed to three temporary reductions of the conversion price of the Prior Note issued in December 2019 and subsequently agreed to amend each of the Prior Notes issued in October, November and December 2019 and in January and February 2020 so that each such note could be converted at a floating conversion price (but in any event at not less than a specified floor price), provided we approved each such conversion.

As of November 27, 2020, the Prior Notes issued in October, November and December 2019 and January and February 2020 had been converted in full into an aggregate of 66,580,270 Ordinary Shares. In addition, on February 25, 2021, we exchanged the Prior Note issued in April 2020 for 4,002,789 Ordinary Shares.

The amount outstanding under the Prior Notes was $Nil and $2.1m as of July 31, 2021 and January 31, 2021, respectively.

Research and Development, Patents and Licenses

We do not have any set research and development policies and have not spent a significant amount on research and development in the 6 months ended July 31, 2021 or in the 12 months ended January 31, 2021, 2020 or 2019.

Off-balance Sheet Arrangements

We do not have any material off-balance sheet commitments or arrangements.

Contractual Obligations

For information on our contractual obligations as of January 31, 2021, see Item 5.F of our Annual Report. During the 6 months ended July 31, 2021, our contractual obligations, excluding trade creditors, changed as follows:

Our convertible note obligations were reduced by $2.1m through the exchange of such notes to equity and our bank loans were reduced by $10.4m through the repayment of our credit facility with BNZ, each as described in “Liquidity, and Capital Resources” above. In addition, various contractual obligations related to the Bendon Sale were settled each as described in “Bendon Sale” above. Other contractual obligations as of January 31, 2021 relate to the discontinued operations.

15

Naked Brand Group Limited

Contents for the Half Year Ended 31 July 2020

16

Naked Brand Group Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the 6 Months Ended 31 July 2021 and 2020

	Note	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s
Continuing operations
Revenue	5	6,571	8,235
Cost of sale of goods		(4,420)	(5,788)
Gross profit		2,151	2,447
Other income	5	84	-
Brand management expenses		(2,123)	(2,857)
Administrative expenses		(722)	(331)
Corporate expenses		(2,948)	(928)
Finance expenses	5	(44)	(2,155)
Brand transition, restructure and transaction expenses	5	(13,317)	(3,078)
Impairment expense	5	(4,971)	-
Other foreign currency gain/(loss)	5	(483)	2,003
Fair value loss on convertible notes derivative and warrants	5	(10,794)	-
Loss before income tax		(33,167)	(4,899)
Income tax expense	5	(33)	-
Loss for the period from continuing operations		(33,200)	(4,899)

Profit / (loss) from discontinued operations
Loss from discontinued operations (net of taxes)	15	(4,771)	(6,659)
Loss on disposal of subsidiary	15	(10,796)	-

Total loss for the period		(48,767)	(11,558)

Other comprehensive income
Items that may be reclassified to profit or loss
Exchange rate differences on translation of foreign operations – continuing operations		-	1,049
Exchange rate differences on translation of foreign operations – discontinued operations	15	3,481	(2,190)
Other comprehensive loss for the period, net of tax		3,481	(1,141)
Total comprehensive loss for the period		(45,286)	(12,699)
Total comprehensive loss attributable to:
Owners of Naked Brand Group Limited		(45,286)	(12,699)

		6 months to 31 July 2021 US $	6 months to 31 July 2020 US $
Loss per share from loss from continuing operations attributable to the ordinary equity holders of Naked Brand Group Limited
Basic loss per share	14	(0.045)	(0.379)
Diluted loss per share	14	(0.045)	(0.379)

Loss per share from loss from discontinuing operations attributable to the ordinary equity holders of Naked Brand Group Limited
Basic loss per share	14	(0.021)	(0.515)
Diluted loss per share	14	(0.021)	(0.515)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

F-1

Naked Brand Group Limited

Consolidated Statement of Financial Position
As at 31 July 2021 and 31 January 2021

Assets	Note	31 July 2021 US $000’s	31 January 2021 US $000’s
Current assets
Cash and cash equivalents		279,035	65,093
Trade and other receivables		790	5,823
Related party receivable	16	1,685
Inventories		3,462	11,881
Other current non financial assets		1,217	-
Total current assets		286,189	82,797
Non-current assets
Property, plant and equipment	7	26	2,131
Right-of-use assets	8	196	13,173
Intangible assets	9	8,560	16,358
Other non-current financial assets		148	-
Total non-current assets		8,930	31,662
Total assets		295,119	114,459
Liabilities
Current liabilities
Trade and other payables	10	13,859	20,566
Lease liabilities		98	4,979
Borrowings	11	-	10,376
Derivative financial liabilities	17	-	450
Current tax liabilities		42	147
Provisions	12	53	623
Total current liabilities		14,052	37,141
Non-current liabilities
Lease liabilities		98	10,450
Convertible loan notes	11	-	2,149
Provisions	12	-	868
Total non-current liabilities		98	13,467
Total liabilities		14,150	50,608
Net assets		280,969	63,851
Equity
Share capital	13	494,423	232,050
Other reserves		195	(3,317)
Accumulated losses		(213,649)	(164,882)
Total equity		280,969	63,851

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

F-2

Naked Brand Group Limited

Consolidated Statement of Changes in Equity
For the Half Year Ended 31 July 2021 and 2020

	Share capital US $000’s	Accumulated losses US $000’s	Foreign currency translation reserve US $000’s	Total US $000’s
Balance at 1 February 2020	116,595	(120,122)	(552)	(4,079)
Loss for the half year	-	(11,558)	-	(11,558)
Other comprehensive loss for the half year	-	-	(1,141)	(1,141)
Total comprehensive loss for the half year	-	(11,558)	(1,141)	(12,699)

Transaction with owners in their capacity as owners
Convertible notes converted to equity	14,548	-	-	14,548
Conversion of debt	1,100	-	-	1,100
Balance at 31 July 2020	132,243	(131,680)	(1,693)	(1,130)

Balance at 1 February 2021	232,050	(164,882)	(3,317)	63,851

Loss for the half year	-	(48,767)	-	(48,767)
Write off of cumulative translation adjustment related to sold entity	-	-	31	31
Other comprehensive loss for the half year	-	-	3,481	3,481
Total comprehensive loss for the half year	-	(48,767)	3,512	(45,255)

Transaction with owners in their capacity as owners
Convertible notes converted to equity	2,841	-	-	2,841
Cash collected from sale of new share issuances and cash exercise of warrants and put option	244,059	-	-	244,059
Shares issued on cashless exercise of warrants	15,473	-	-	15,473
Balance at 31 July 2021	494,423	(213,649)	195	280,969

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

F-3

Naked Brand Group Limited

Consolidated Statement of Cash Flows
For the Half Year Ended 31 July 2021 and 2020

	Note	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s
Cash flows from operating activities
Receipts from customers		21,310	24,276
Receipts from related party		5,652	-
Proceeds from Government subsidies		-	1,575
Rent concessions received		-	452
Payments to suppliers and employees		(32,407)	(26,041)
Other receipts		46	-
Other payments		(2)	-
Income taxes paid		-	(26)
Net cash inflow/(outflow) from operating activities	18	(5,401)	236

Cash flows from investing activities
Investment in term deposit along with interest received		(563)	-
Cash of discontinued operations		(12,460)	-
Payment for intangible asset		-	(54)
Payments for property, plant and equipment		(33)	(98)
Net cash outflow from investing activities		(13,056)	(152)

Cash flows from financing activities
Cash collected from sale of new share issuances and cash exercise of warrants and put options		244,059	-
Proceeds from borrowings - Convertible notes issued		-	12,093
Repayment of borrowings – Bank		(10,388)	(752)
Repayments of lease liabilities		(1,396)	(2,149)
Interest paid		-	(338)
Net cash inflow from financing activities		232,275	8,854

Net increase/(decrease) in cash and cash equivalents held		213,818	8,938
Cash and cash equivalents at beginning of the year		65,093	2,451
Effects of exchange rate changes on cash and cash equivalents		124	622
Cash and cash equivalents at end of the half year		279,035	12,011

The above consolidated statement of cashflows should be read in conjunction with the accompanying notes.

F-4

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

1. Description of the business

Naked Brand Group Limited (‘the Group’) is a designer, distributor and retailer of women’s intimates apparel globally. Until April 30, 2021, the Group sold its merchandise through retail and outlet stores in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States and Europe, and through online channels. The Group operated both licensed and owned brands, including the following:

Licensed brands:

Fredericks of Hollywood

Owned brands:

Pleasure State, Davenport, Lovable, Bendon, Fayreform, Naked, VaVoom, Evollove, Hickory

From May 1, 2021, the Group operates through its operating subsidiary Fredericks of Hollywood (‘FOH’). The Group has exclusive FOH’s global online license, under which the Group sell FOH intimates’ products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products.

The financial report covers Naked Brand Group Limited and its controlled entities (‘the Group’). Naked Brand Group Limited (referred to hereafter as the ‘Company’ or ‘parent entity’) is a for-profit Group, incorporated and domiciled in Australia.

Following significant changes occurred during the interim period presented, for which there is further disclosure contained within this report:

●	On January 21, 2021, the Group announced plans to undertake a transformative restructure in which the Group would dispose of its bricks-and-mortar operations to focus exclusively on its e-commerce business. To that end, the Company signed a non-binding and non-exclusive term sheet to divest itself of its Bendon Limited (“Bendon”) subsidiary, to the existing management of the Group, including Justin Davis-Rice, the Executive Chairman and Chief Executive Officer of the Group, and Anna Johnson, the Chief Executive Officer of Bendon, or the “Bendon Sale”.
●	On April 23, 2021, the Group held an Extraordinary General Meeting of Shareholders, at which its shareholders approved the Bendon Sale.
●	On April 30, 2021, the Group signed a conditional share sale agreement for the Bendon Sale, or the “Bendon Share Sale Agreement”, and simultaneously consummated the transactions contemplated thereby. The investment in the Bendon Group was fully disposed of on April 30, 2021. The sale of Bendon Group is classified as discontinued operations (Refer to note 15).
●	FOH entered into a services agreement with Bendon Limited whereby Bendon will continue to provide a full range of services to FOH covering selling, marketing, advertising, manufacturing, designing, distribution and logistics, inventory management, e-commerce and website management, customer service and associated MIS-business systems and operational financial support (Refer to note 15 ‘Related party’ for further details).

COVID-19 pandemic

The consequences of the Coronavirus (COVID-19) pandemic are continuing to be felt around the world, and its impact on the Group, if any, has been reflected in its published results to date. Whilst it would appear that control measures and related government policies have started to mitigate the risks caused by COVID-19, it is not possible at this time to state that the pandemic will not subsequently impact the Group’s operations going forward, especially with the new variant of the virus that may cause significant continued lockdowns. The Group now has experience in the swift implementation of business continuation processes should future lockdowns of the population occur, and these processes continue to evolve to minimise any operational disruption. Management continues to monitor the situation both locally and internationally.

The amounts in the financial statements have been rounded to the nearest thousand dollars.

F-5

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

2. Basis of preparation of half year report

The Group has presented its interim consolidated financial report for the half year ended July 31, 2021 in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the last annual report for the year ended January 31, 2021 and any public announcement made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the change in presentation currency.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern for at least a period of twelve months from the date of approval of the unaudited condensed consolidated interim financial statements. This basis of accounting contemplates the recovery of the assets and the satisfaction of liabilities in the normal course of business.

Standard issued but not yet effective

This description is of the standards and interpretations issued that the Group reasonably expects to be applicable at a future date. The Group intends to adopt these standards when they become effective.

In January 2020 the IASB issued amendments to IAS 1 - Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In May 2020, the IASB issued amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments clarify that for purpose of assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued further amendments to IFRS 3, Business Combinations (“IFRS 3”) which update references in IFRS 3 to the revised 2018 Conceptual Framework. To ensure that this update in referencing does not change which assets and liabilities qualify for recognition in a business combination, or create new Day 2 gains or losses, the amendments introduce new exception to the recognition and measurement principles in IFRS 3.

An acquirer should apply the definition of liability in IAS 37, rather than the definition in the Conceptual Framework, to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, Levies (“IFRIC 21”). The acquire should apply the criteria in IFRSIC 21 to determine whether the obligation event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognise a contingent asset at the acquisition date. The amendments to IFRS 3 are effective for business combinations occurring in the reporting periods starting on or after January 1, 2022. Earlier application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued Property, Plant and Equipment – Proceeds before Intended Use, which made amendments to IAS 16. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss. The amendments are affective for annual periods beginning on or after January 1, 2022. Early application is permitted. Management is currently assessing the impacts of the amended standard.

In May 2020, the IASB issued Annual Improvements to IFRS standards 2018-2020 which contain an amendment to IFRS 9. The amendment clarifies which fees an entity includes when it applies the “10 per cent” test in paragraph B3.3.6 of IFRS 9 in assessing whether to recognise a financial liability. An entity includes only fees pair or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. Management is currently assessing the impacts of the amended standard.

F-6

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

In August 2020 the IASB issued a package of phase 2 amendments to IFRS 9 - Financial Instruments, IFRS 7 - Financial Instruments: Disclosures, IFRS 4 - Insurance Contracts and IFRS 16 - Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements. These amendments complement amendments issued in 2019 (phase 1 amendment) and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The phase 2 amendments relate to:

●	changes to contractual cash flows - a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
●	hedge accounting - a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and
●	disclosures - a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These phase 2 amendments are effective on or after January 1, 2021, with early adoption permitted.

In February 2021 the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

Historical cost convention

The financial statements are based on historical costs, except for the measurement at fair value of selected financial assets and financial liabilities.

3. Summary of significant accounting policies

(a) Going concern

For the 6 months ended July 31, 2021 the Group incurred a loss after income tax from continuing operations of $33.2m and net cash outflows from operations of $5.4m. Following a number of successful equity raises during the period that raised net proceeds of $244.1m, the Group has a working capital surplus of $272.1m, a net tangible asset position of $272.4m and a positive shareholder equity position of $281.0m at July 31, 2021.

The cash balance as at July 31, 2021 was $279.0m and there were no borrowings as at July 31, 2021. As such, with a substantially strengthened balance sheet, the directors believe that a reasonable basis exists to expect that the Group has adequate resources to continue as a going concern for at least the next 12 months and accordingly apply the going concern basis of accounting in preparing the financial statements.

(b) Basis for consideration

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

F-7

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(c) Income Tax

The tax expense/(benefit) recognised in the consolidated statements of profit or loss and other comprehensive income comprises of current income tax expense plus deferred tax expense/(benefit).

Current tax is the amount of income taxes payable/(recoverable) in respect of the taxable profit/(loss) for the period and is measured at the amount expected to be paid to/(recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period. Current tax liabilities/(assets) are measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax is not provided for the following:

●	The initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).
●	Taxable temporary differences arising on the initial recognition of goodwill.
●	Temporary differences related to investment in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period.

Deferred tax assets are recognised for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilised.

Current and deferred tax is recognised as income or an expense and included in profit or loss for the period except where the tax arises from a transaction which is recognised in other comprehensive income or equity, in which case the tax is recognised in other comprehensive income or equity respectively.

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain income tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

F-8

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

(d) Revenue and other income

Sale of goods

Due to divestment of Bendon on April 30, 2021, the Group exited their operations through retail stores and wholesale channels. Until April 30, 2021, sales of goods through retail stores, e-commerce and wholesale channels are recognised at a point in time when there has been a transfer of control of goods to the customer. Control of goods transfer at point of sale for retail stores sales. For wholesale and e-commerce sales, control of goods is transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at the reporting date based on shipping terms and historical delivery times. The Group also provides a reserve for projected merchandise returns based on prior experience.

The Group sells gift cards to customers. The Group recognises revenue from gift cards when they are redeemed by the customers. In addition, the Group recognises revenue on unredeemed gift cards after one year, when the gift cards have expired.

(i) Sale of goods - retail/e-commerce

The Group operates e-commerce websites selling lingerie products, and used to also operate a chain of retail stores through April 30, 2021 before the divesture of Bendon. Revenue from the sale of goods is recognised at a point in time when a Group entity sells a product to the customer.

Payment of the transaction price is due immediately when the customer purchases the product. It is the Group’s policy to sell its products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method).

Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

(ii) Sale of goods - wholesale

The Group used to sell lingerie products in the wholesale market through April 30, 2021. Sales were recognised at a point in time when control of the products had transferred, being when the products were delivered to the wholesaler, the wholesaler had full discretion over the channel and price to sell the products, and there was no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurred when the products were shipped to the specific location, the risks of obsolescence and loss were transferred to the wholesaler, and either the wholesaler accepted the products in accordance with the sales contract, the acceptance provisions lapsed, or the Group had objective evidence that all criteria for acceptance were satisfied.

Revenue from these sales was recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount was based on the trading terms in the contracts, and revenue was only recognised to the extent that it was highly probable that a significant reversal would not occur. A refund liability (included in trade and other payables) was recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. The Group’s obligation to provide a refund for faulty products under the standard trading terms was recognised as a provision.

Interest revenue

Interest is recognised using the effective interest method and recognised when it is earned.

Other income

Other income is recognised on an accruals basis when the Group is entitled to it. Wage subsidy and Job keeper payments are considered ‘government grants’ and accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, because they are being provided by the Government in return for compliance with conditions relating to the operating activities of the Group. The grant is recognised as income when the Group is reasonably assured that it will comply with the conditions attached to it, and the grant will be received. The grant is recognised as a receivable when the associated wage payments are made. Receipt of reimbursement from the government reduces the receivable.

F-9

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

(e) Brand management, administrative and corporate expenses

Corporate expenses include head office costs such as human resources, finance team and rental costs. Administrative expenses include depreciation and amortisation of intangible assets, as well as professional accounting fees. Brand management expenses includes other costs incurred in selling products, including advertising, design and payroll.

(f) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowing pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(g) Inventories

Inventories are measured at the lower of cost and net realisable value. Cost of inventory is determined using the weighted average costs basis and is net of any rebates and discounts received. Net realisable value represents the estimated selling price for inventories less costs necessary to make the sale. Net realisable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(h) Property, plant and equipment

Plant and equipment

Plant and equipment are measured using the cost model.

Under the cost model the asset is carried at its cost less any accumulated depreciation and any impairment losses. Costs include purchase price and other directly attributable costs associated with locating the asset to the installation site, where applicable.

Depreciation

Property, plant and equipment, is depreciated on a straight-line basis over the asset’s useful life to the Group, commencing when the asset is ready for use.

The estimated useful lives used for each class of depreciable asset are shown below:

Fixed asset class	Useful life
Leasehold improvements	10 years and where shorter over the lease term
Plant, furniture, fittings and motor vehicles	7 years

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in accounting estimate.

(i) Leases

The Group adopted IFRS 16 on 1 February 2019. At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

As a lessee:

The Group recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability.

F-10

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Right-of-use assets

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

During the comparative period, the Group received rent concessions of $0.3m due to COVID-19 and has applied “practical expedients” as permitted by IASB. This is included in the Financial performance and cash flow information section of Note 15 ‘Discontinued Operations’.

(j) Financial instruments

Financial instruments are recognised initially using trade date accounting, i.e. on the date that the Group becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial assets

(i) Classification

The Group classifies its financial assets in the following measurement categories:

●	Those to be measured subsequently at fair value (either through Other Comprehensive Income “OCI” or through profit or loss), and
●	Those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset.

Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

F-11

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

●	Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.
●	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.
●	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(iv) Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(v) Subsequent measurement

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial assets original effective interest rate.

Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or at amortised cost depending on the purpose for which the liability was acquired. Although the Group uses derivative financial instruments in economic hedges of currency and interest rate risk, it does not hedge account for these transactions.

The Group’s financial liabilities include borrowings, trade and other payables (including finance lease liabilities), which are measured at amortised cost using the effective interest rate method.

All of the Group’s derivative financial instruments that are not designated as hedging instruments are accounted for at fair value through profit or loss.

F-12

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

(k) Impairment of non-financial assets

At the end of each reporting period the Group determines whether there is an evidence of an impairment indicator for non- financial assets.

Where an indicator exists and regardless for goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the asset is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Where the recoverable amount is less than the carrying amount, an impairment loss is recognised in profit or loss. Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(l) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the statement of financial position.

(m) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less expected credit losses.

(n) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually due within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(o) Intangibles

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is calculated as the excess of the sum of:

i)	the consideration transferred:
ii)	any non-controlling interest; and
iii)	the acquisition date fair value of any previously held equity interest over the acquisition date fair value of net identifiable assets acquired in a business combination.

Patents and licenses

Separately acquired patents and licenses are shown at historical cost. Licenses and customer contracts acquired in a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. License fees have an estimated useful life of 5-50 years.

F-13

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Software

Software has a finite life and is carried at cost less any accumulated amortisation and impairment losses. It has an estimated useful life of between one and three years.

Amortisation

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and brands, from the date that they are available for use.

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Goodwill and indefinite life brands are not amortised but are tested for impairment annually or more frequently if impairment indicators exist. Goodwill is allocated to the Group’s cash generating units or Groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

(p) Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the statement of financial position.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

(iii)	Share based payments for cash settled phantom warrants.

The Group also operates a phantom warrant share option scheme (a cash settled share based payment) that vest in three tranches being January 21, 2021, July 21, 2021 and January 21, 2022. There are no conditions or restrictions to receiving the benefit of all the phantom warrants for the full bonus calculation period. An option pricing model is used to measure the Group’s liability at each reporting date, taking into account the terms and conditions on which the bonus is awarded. Each tranche of phantom warrants may be exercised for cash at any time in the three-year period following vesting date and as such is recognised as a liability. Movements in the liability (other than cash payments are recognised in the consolidated statement of profit or loss and other comprehensive income.

(q) Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statements of profit or loss and other comprehensive income.

F-14

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Provisions recognised represent the best estimate of the amounts required to settle the obligation at the end of the reporting period.

(i)	Onerous contract provision

The Group provides for future losses on long-term contracts where it is considered probable that the contract costs are likely to exceed revenues in future years. A provision is required for the present value of future losses. Estimating these future losses involves a number of assumptions about the achievement of contract performance targets and the likely levels of future cost escalation over time.

(ii)	Make good provision

The Group is required to restore the lease premises of various retail stores to their original condition at the end of the respective lease terms. Provisions for make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. A provision is recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the lease term.

(r) Earnings/(loss) per share

(i)	Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing:

●	the profit/(loss) attributable to owners of the Group, excluding any costs of servicing equity other than ordinary
●	by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings/(loss) per share

Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings per share to take into:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

For periods in which the Group has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

F-15

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

(t) Convertible notes

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability. The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss. The convertible note and the derivative are presented as a single number on the statement of financial position within interest-bearing loans and borrowings.

When it is determined that the instrument contains an equity component based on the terms of the contract, on issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non- convertible bond. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not remeasured in subsequent years.

(u) Share capital and warrants

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and warrants are recognised as a deduction from equity, net of any tax effects.

Warrants

○	Warrants, issued as embedded derivatives of convertible notes or shares, were determined using the fair value on the date a derivative contract is entered into and are subsequent change in fair value at each reporting period end until settled.
○	Warrants, issued as equity-based compensation under employee entitlements, are recorded at fair value using the Black Sholes option pricing model and amortised over the terms of entitlement. In assessing the fair value, estimates have to be made regarding the expected volatility in share price, option life, dividend yield, risk-free rate, estimated life and estimated forfeitures at the initial grant date.

Employee entitlements are amortised over the terms of entitlement.

(v) Foreign currency transactions and balances

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency).

Transaction and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction.

At the end of the reporting period:

●	Foreign currency monetary items are translated using the closing foreign currency rate;
●	Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction; and
●	Non-monetary items that are measured at fair value are translated using the rate at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition or in prior reporting periods are recognised through profit or loss, except where they relate to an item of other comprehensive income or whether they are deferred in equity as qualifying hedges.

F-16

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

●	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date;
●	income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and
●	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the consolidated statement of financial position. These differences are recognised in the consolidated statements of profit or loss and other comprehensive income in the period in which the operation is disposed.

Change in functional and presentation currency:

On April 30, 2021, due to divestment of Bendon Group, functional currency of the Company has changed from AUD to USD. In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, the change in functional currency is accounted for prospectively from the date of change, in other words, the Company translated all items into the new functional currency using the exchange rate as at the date of the change except for equity. The resulting translated amounts for non-monetary items have been treated as their historical cost.

Consequently, the presentation currency of the Group was also changed from NZD to USD to align with the functional currency of the Company.

Since change in the presentation currency represents a change in accounting policy as per IAS 8, the change is accounted for retrospectively. Therefore IAS 21 principles are applied and Consolidated Statement of Profit and Loss and Other Comprehensive Income is translated from the old reporting currency into the new reporting currency using the average exchange rate for the relevant period, while the balance sheet is translated using the applicable period end exchange rate. Equity is translated on historical rates.

(w) Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments (refer to note 6 ‘Operating Segment’ for further details).

4. Critical accounting estimates and judgments

The directors make estimates and judgements during the preparation of these financial statements regarding assumptions about current and future events affecting transactions and balances.

These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates.

The significant estimates and judgements made have been described below.

Inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realisable value. During the period, management have written down inventory based on best estimate of the net realisable value, although until the time that inventory is sold this is an estimate for the discontinued operations.

F-17

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Fair value of financial instruments and contingent consideration

The Group has certain financial assets and liabilities which are measured at fair value. Further, the contingent consideration receivable on sale of Bendon is also fair valued. Where fair value cannot be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs. This is discussed in more detail in note 17.

Impairment of intangible assets

In accordance with IAS 36 Impairment of Assets, the Group is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

-	growth in brand revenues
-	market royalty rate
-	the selection of discount rates to reflect the risks involved, and
-	long-term growth rates

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 9 to the consolidated financial statements.

Determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised within the next 12 months. As per the Group policy, the options are not exercised when the lease terms are beyond 12 months as of the assessment date. When the Group has the option to lease the assets for additional terms, it applies judgement in evaluating whether it is reasonably certain to exercise the option to renew, considering all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

Rent concessions

Lease agreements have been reviewed and judgments have been made on whether rent concessions satisfy the criteria to be accounted for using the practical expedient introduced by the amendments to IFRS 16.

Tax

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

F-18

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

5. Profit and loss information

(a) Revenue from continuing operations

	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s

Gross revenue	6,571	8,235
Rebates	-	-
	6,571	8,235

Sale of goods
-E-commerce	6,571	8,235
	6,571	8,235

Disaggregation of revenue

The Group derives its revenue from the transfer of goods at a point in time. Please refer Note 6 for breakdown of revenue by geography.

(b) Significant items

The loss for the half year was derived after (charging) / crediting the following items that are unusual and of significance because of their size, nature and incidence:

	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s

Other income
-Interest income	84	-
	84	-
Finance expenses
- Interest expense on external borrowings	-	(425)
- Interest expense on convertible loan notes	(43)	(1,730)
- Interest expense on leases	(1)	-
- Amortisation of loan set up costs	-	-
	(44)	(2,155)

Other foreign currency gains/(losses)
-Net foreign exchange gains/(losses)	(483)	2,003
	(483)	2,003
Impairment expense
- Impairment of intangible assets	(4,971)	-
- Impairment of property, plant and equipment	-	-
- Impairment of right-of-use assets	-	-
	(4,971)	-

Brand transition, restructure and transaction income/(expense)
- Brand transition expenses	-	-
- Restructure expenses	-	-
- Transaction expenses	(13,317)	(3,078)
	(13,317)	(3,078)

F-19

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

(c) Fair value loss on convertible notes derivatives and warrants

	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s

Fair value loss on convertible notes and warrants	(10,794)	-
	(10,794)	-

April 2020 Notes:

During the half year ended July 31, 2021 a fair value loss of $0.2m was recognized in relation to the April 2020 Notes that were exchanged in full in February 2021, with further details provided in note 11 ‘Borrowings’.

For 6 months ended 31 July 2021	Convertible Notes US $000’s	Warrants US $000’s	Total US$ 000’s
Balance at the beginning of the period:	2,149	451	2,600
Foreign exchange movements	3	-	3
Interest	43	-	43
Fair Value through profit and loss	-	195	195
Exchange to ordinary shares	(2,195)	(646)	(2,841)
Balance at the end of the period	-	-	-

February 2021 Warrants under “February 2021 SPA”:

On February 24, 2021 the Group entered into a securities purchase agreement (the “February 2021 SPA”) with certain accredited investors, pursuant to sell in a private placement an aggregate of $100,000,000 of units, each unit consisting of one ordinary share and one warrant to purchase ordinary shares (the “February 2021 Warrants”). The February 2021 Warrants have an exercise price of US$0.935 per share and will expire on March 10, 2026. The February 2021 Warrants contain a Black-Scholes cashless exercise feature, which permits the February 2021 Warrants to be exercised on a cashless basis for a number of Ordinary Shares equal to the Black-Scholes value per share, multiplied by the number of Ordinary Shares as to which the warrant is being exercised, divided by the closing bid price on Nasdaq as of two trading days prior to the exercise date, as reported by Bloomberg (but not less than a specified floor price). For this purpose, the Black-Scholes value per share is calculated using an underlying price equal to US$0.95 (as may be adjusted for stock dividends, subdivisions, or combinations); a risk-free interest rate corresponding to the U.S. Treasury rate; a strike price equal to the $0.935 exercise price; an expected volatility equal to 135%; and a deemed remaining term of five years (regardless of the actual remaining term of the February 2021 Warrant). Accordingly, the Black-Scholes value calculation will not change as a result of future changes in the stock price, risk-free interest rate, volatility or remaining life of the February 2021 Warrants. As a result, the number of Ordinary Shares issued upon exercise of the February 2021 Warrants may substantially exceed 117,647,059 shares. The February 2021 Warrants may not be exercised to the extent the holder or any of its affiliates would beneficially own more than 9.9% of the Ordinary Shares outstanding on the closing date after giving effect to such exercise. Further, in no event will the Group be required to issue upon exercise of the warrants more than a fixed maximum number of Ordinary Shares specified in the February 2021 Warrants.

On March 10, 2021, the Group entered an amendment to the February 2021 SPA, which reduced the price per unit to $0.85, resulting in the issuance of an aggregate of 117,647,059 units (representing an aggregate of 117,647,059 ordinary shares and 117,647,059 February 2021 Warrants). The Group granted a financing rebate to the investors, resulting in net proceeds, after offering expenses, of approximately US$94.9m.

During the current period, the warrants have been exercised in full, pursuant to the Black-Scholes cashless exercise provision, for an aggregate issuance of 186,391,411 ordinary shares.

The February 2021 SPA also included a put right. On July 2, 2021 pursuant to the put right under the February 2021 SPA, the Group sold an aggregate of 53,548,594 ordinary shares to the investors, at a purchase price of US$0.6256 per share, resulting in net proceeds of $33.5m.

F-20

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Notwithstanding warrants and put/call rights are settled by the issuance of equity shares, these components may not necessarily be classified as equity. In accordance with IAS 32, an equity classification only applies where a fixed amount of cash (or liability), denominated in the issuer functional currency, is exchanged for a fixed number of shares (the so called “fixed for fixed” test). The warrants and put options failed the “fixed for fixed” test and therefore are required to be classified as financial liabilities. IAS 32 also requires the Group to measure the fair value of derivatives as at the inception date of the transaction and at each reporting period end until settled, with fair value changes recognised through profit and loss.

As a result, a fair value loss of $10.6m was recognised during the current period relating to the exercise of the warrants, whilst no fair value gain or loss was required to be recognized in relation to the exercise of the put options.

For 6 months ended 31 July 2021	Warrants US $000’s	Put options US $000’s	Total US$ 000’s
Balance at the beginning of the period:	-	-	-
Initial recognition	97,482	-	97,482
Fair Value through profit and loss	10,599	-	10,599
Conversion of warrants	(108,081)	-	(108,081)
Cash collected on exercise of put options	-	33,500	33,500
Shares issued on exercise of put options	-	(33,500)	(33,500)
Balance at the end of the period	-	-	-

(d) Income tax expense

Income tax expense/(benefits) is recognised based on the parent company’s effective annual income tax rate expected for the full financial year. The annual tax rate used for the half year to July 31, 2021 is 30% (6 months to July 31, 2020: 28%). The Group has assessed future forecast profits and concluded that not enough criteria have been satisfied to recognise any deferred tax assets at the half year ended July 31, 2021. Unused tax losses do not have an expiry date.

F-21

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

The major components of tax expense/(benefit) comprise:

	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s

Current tax
Current tax on losses for the period	(33)	-
Adjustment for current tax on prior periods	-	-
Total current tax expense	(33)	-

Deferred tax
Decrease in deferred tax asset	-	-
Income tax benefit for continuing operations	(33)	-

Reconciliation of income tax to accounting loss:
Loss before income tax from continuing operations	(33,167)	(4,899)
Loss before income tax from discontinued operations	(15,534)	(6,633)
Accounting profit before tax	(48,701)	(11,532)
Tax at Australia tax rate of 30% (July 2020: tax at New Zealand tax rate of 28%)	(14,610)	(3,229)

Tax effect of:
- permanent differences including discontinued operations	14,302	990
- adjustments in respect of current tax or prior periods	-	23
- effects of different tax rates of subsidiaries operating in other jurisdictions	48	(2)
- deferred tax assets relating to the current period not recognized	326	2,256
- other	-	(12)
Income tax expense	66	26
Income tax expense reported in statement of profit or loss	(33)	-
Income tax attributable to discontinued operations	33	26

The Group has tax losses of $10.7m (year ended January 31, 2021: $8.5m after discontinued operations) that have not been recognised in the financial statements. The ability to use these losses to offset future profits is subject to shareholder and business continuity criteria in each local tax jurisdiction.

6. Operating segment

Segment information

Identification of reportable operating segments

For the 6-month period ended July 31, 2020, the Group had three reportable segments:

●	Retail. This segment covers retail and outlet stores located through Australia and New Zealand.
●	Wholesale. This segment covers wholesale of intimates apparel to customers based in Australia, New Zealand and Europe.
●	E-commerce. This segment covers the Group’s online retail activities.

F-22

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

In the 6 months to July 31, 2021, the Group exited the Retail and Wholesale segment as a result of the Bendon Sale. In order to improve profitability, the Group also exited the U.S. wholesale market, although it continues to sell in the U.S. through online channels. To reflect this, the Group now has a single reportable segment, that operates E-commerce business in the U.S.

From May 2020, the Chief Executive Officer (CEO), also the Chief Operating Decision Maker, reviews and analyses monthly / quarterly Group as one operating segment, E-commerce.

Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

Management meets on a monthly basis to assess the performance of each segment. Net operating profit does not include non- operating revenue and expenses such as dividends, fair value gains and losses.

	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s

Adjusted EBITDA	(2,384)	(1,188)
Brand transition, restructure and transaction expenses	(13,317)	(3,078)
Finance expense	(44)	(2,155)
Impairment expense	(4,971)	-
Depreciation and amortisation	(170)	(143)
Unrealised foreign exchange gain	(1,487)	1,665
Fair value loss on Convertible Notes derivative and warrants	(10,794)	-
Income tax expense	(33)	-
Total net loss after tax	(33,200)	(4,899)

Other reconciling items include brand transition, finance expenses, impairment expense, depreciation and amortisation, fair value gain/loss on convertible notes and warrants, and unrealised foreign exchange gain/loss that cannot be allocated to segments.

This is also based on the internal reports that are reviewed and used by the Chief Executive Officer (who is identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

Revenue

	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s

New Zealand	-	-
Australia	-	-
United States	6,571	8,235
Europe	-	-
	6,571	8,235

F-23

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

7. Property, plant and equipment

	31 July 2021 US $000’s	31 January 2021 US $000’s

Leasehold improvements
At cost	4	6,155
Accumulated depreciation	-	(5,654)
	4	501

Plant, furniture, fittings and motor vehicles
At cost	23	18,334
Accumulated depreciation	(1)	(16,704)
	22	1,630

	26	2,131

(a) Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

	Leasehold improvements US $000’s	Plant, furniture, fittings and motor vehicles US $000’s	Total US $000’s

For the 6 months ended 31 July 2021
Balance at the beginning of the period	501	1,630	2,131
Additions	4	51	55
Depreciation expense - continuing operations		(1)	(1)
Depreciation expense - discontinued operations	(50)	(120)	(170)
Reduction due to discontinued operations	(457)	(1,559)	(2,016)
Impairment	-	-	-
Foreign exchange movements	6	21	27
Closing value at 31 July 2021	4	22	26

	Leasehold improvements US $000’s	Plant, furniture, fittings and motor vehicles US $000’s	Total US $000’s

For the 6 months ended 31 January 2021
Balance at the beginning of the period	563	819	1,382
Additions	-	902	902
Disposals	-	(2)	(2)
Depreciation expense	(96)	(184)	(280)
Impairment	-	-	-
Foreign exchange movements	34	95	129
Closing value at 31 January 2021	501	1,630	2,131

F-24

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

8. Right-of-use assets

The Group leases office facilities. The lease is for a period of 2 years.

The Group also leases IT equipment and other point of sale equipment.

Information about leases for which the Group is a lessee is presented below:

Right-of-use assets

	Land & Buildings US $000’s	Plant, furniture, fittings and motor vehicles US $000’s	Total US $000’s
For the 6 months ended 31 July 2021
Balance as at 1 February 2021	12,919	254	13,173
Additions to right-of-use-assets	2,501	13	2,514
Depreciation expense – discontinued operations	(1,199)	(19)	(1,218)
Depreciation expense – continuing operations	(9)	-	(9)
Derecognized during the period	(3,611)	-	(3,611)
Reduction due to discontinued operations	(10,547)	(251)	(10,798)
Foreign exchange movements	142	3	145
Balance at 31 July 2021	196	-	196

	Land & Buildings US $000’s	Plant, furniture, fittings and motor vehicles US $000’s	Total US $000’s
Balance as at 1 August 2020	13,873	236	14,109
Additions to right-of-use-assets	244	68	312
Depreciation charge for the period	(2,327)	(69)	(2,396)
Foreign exchange movements	1,129	19	1,148
Balance at 31 January 2021	12,919	254	13,173

Amounts recognised in profit or loss

	31 July 2021 US $000’s	31 July 2020 US $000’s

Interest of lease liabilities (Note 5b)	1	-

Extension options

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

F-25

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

9. Intangible assets

	31 July 2021 US $000’s	31 January 2021 US $000’s
Goodwill
Cost	3,949	3,949
Accumulated impairment	(3,949)	(3,949)
	-	-
Patents and licenses
Cost	15,730	16,368
Accumulated amortisation and impairment	(7,221)	(2,612)
	8,509	13,756
Brands
Cost	-	8,772
Accumulated amortisation and impairment	-	(6,307)
	-	2,465
Software & Website
Cost	69	11,275
Accumulated amortisation and impairment	(18)	(11,138)
	51	137

Total intangible assets	8,560	16,358

During the period, the Group carried out impairment testing in accordance with IAS 38. As a result of this testing, the FOH licenses were impaired partially on the basis of the Value in Use of the license.

(a) Movements in carrying amounts of intangible assets

	Goodwill US $000’s	Patents and licenses US $000’s	Brands US $000’s	Software & website US $000’s	Total US $000’s
For the 6 months ended 31 July 2021
Balance at the beginning of the period	-	13,756	2,465	137	16,358
Additions	-	-	-	-	-
Amortisation expense - continuing operations	-	(149)	-	(11)	(160)
Amortisation expense – discontinued operations	-	-	-	(5)	(5)
Reduction due to discontinued operations	-	-	(2,501)	(75)	(2,576)
Impairment	-	(4,971)	-	-	(4,971)
Foreign exchange movements	-	(127)	36	5	(86)
Closing value at 31 July 2021	-	8,509	-	51	8,560

F-26

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

	Goodwill US $000’s	Patents and licenses US $000’s	Brands US $000’s	Software & Website US $000’s	Total US $000’s
For the 6 months ended 31 January 2021
Balance at the beginning of the period	-	13,768	3,675	55	17,498
Additions	-	-	-	86	86
Amortisation expense	-	(146)	-	(11)	(157)
Impairment	-	-	(1,423)	-	(1,423)
Foreign exchange movements	-	134	213	7	354
Closing value at 31 January 2021	-	13,756	2,465	137	16,358

(b) Impairment of patents and licenses

	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s

Impairment of FOH license	(4,971)	-
Impairment of patents and licenses	(4,971)	-

Impairment assumptions

Management has determined the recoverable amount of the FOH license asset by assessing the value in use (VIU) of the underlying assets. Management has prepared cash flow forecast for the remaining term of license ownership, which is 49.5 years from July 31, 2021 after its renewal in January 2021. These calculations use cash flow projections based on financial budgets approved by management covering a five and a half year period. Cash flows beyond the period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the carrying value of the FOH license exceeds the value in use of the license by $5.0 million. This has resulted from a lowering of assumptions concerning expectations of future revenues and margins in line with recent trends. As such, the license has been partially impaired for the period ended July 31, 2021.

Management’s approach and the key assumptions used to determine the VIU were as follows:

Sales growth: -0.1% in FY 2022, 8.1% in FY2023, 5% in FY2024, 4% in FY2025, and 3% for FY2026 and FY 2027

Net margin: 33.0% to 38.9% between FY2022 and FY2027

EBITDA margin: 3.7% to 13.4% between FY2022 to FY027

Post-tax discount rate (%): 13.80% and 15.30%

Cash flow revenue forecast period: 5.5 years (January 31, 2021: 5 years)

Long term sales growth rate beyond year 5: 2.0%

(d) Impairment for indefinite-life brand intangibles

Brand intangible assets represent brands historically acquired by the Group and include Pleasure State, Davenport, Lovable and Naked. On April 30, 2021, the Group disposed of all indefinite life brand intangibles (Pleasure State) as part of the sale of Bendon Group in a management buyout transaction. The Group therefore does not own indefinite life brand intangibles as at July 31, 2021.

F-27

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

10. Trade and Other Payables

	31 July 2021 US $000’s	31 January 2021 US $000’s
Current:
Trade payables	3,106	4,474
Accruals	159	5,190
Employee benefit liabilities	10,594	10,902
	13,859	20,566

Trade and other payables are unsecured, non-interest bearing and are normally due within 30 days however some trade creditors are out of term as at July 31, 2021 and subsequent to the end of the financial period the Group has reduced the out of term trade creditors but further work is required to bring all of the creditors in term. The carrying amounts are considered to be a reasonable approximation of fair value.

Employee benefits liabilities includes an accrual of $9.5m relating to phantom warrants. The Group uses the Black Scholes option pricing model to determine the fair value of the phantom warrants which have an exercise price of US$0.37, volatility of 176% and risk-free rate of 0.35%, which vests in three tranches being January 21, 2021, July 21, 2021 and January 21, 2022, equal to 1.50% of the outstanding shares of the Group on the vesting date. There are no conditions or restrictions to receiving the benefit of all the phantom warrants for the full bonus calculation period. Each tranche of phantom warrants may be exercised for cash at any time in the three year period following vesting date and as such is recognised as a liability.

11. Borrowings

	31 July 2021 US $000’s	31 January 2021 US $000’s
Amounts due in less than one year:
Bank loans	-	10,381
Debt issuance costs in relation to bank loan	-	(5)
	-	10,376
Amounts due after more than one year:
Convertible notes	-	2,149
	-	2,149
	-	12,525

On February 10, 2021, the Group paid NZ$14.5m (approximately US$10.4m) to BNZ, which constituted repayment in full of all amounts due under the facility with BNZ, and the facility was terminated. On February 26, 2021, The April 20 convertible notes were fully exchanged with ordinary shares (No of shares issued: 4,002,789), with further details provided in note 5 (c) ‘Fair value loss on convertible notes derivatives and warrants’. In the comparative period, the fair value of borrowings is not considered to be materially different to their carrying amounts.

12. Provisions

	31 July 2021 US $000’s	31 January 2021 US $000’s
Current:
Other provisions	53	66
Make good	-	557
	53	623

	31 July 2021 US $000’s	31 January 2021 US $000’s
Non-current:
Make good	-	868
	-	868

F-28

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

	Other provisions US $000’s	Make good US $000’s	Total US $000’s
Opening balance at 1 February 2021	66	1,425	1,491
Additional provisions recognised	53	-	53
Amounts used during the year	(53)	-	(53)
Reduction due to discontinued operations	(32)	(1,425)	(1,457)
Exchange differences	19	-	19
Balance at 31 July 2021	53	-	53

Opening balance at 1 August 2020	5,861	1,321	7,182
Additional provisions recognised	-	-	-
Amounts used during the year	(6,055)	(46)	(6,101)
Exchange differences	260	150	410
Balance at 31 January 2021	66	1,425	1,491

Make good

On April 30, 2021, the Group disposed of its New Zealand subsidiary Bendon Limited, and the entities controlled by Bendon Limited in a management buyout transaction. In accordance with certain lease agreements of the disposed subsidiary, there was an obligation to refurbish and restore the lease premises to a condition agreed with the landlord at the end of the lease term or as prescribed. As at January 31, 2021, the provision was calculated using a pre-tax discount rate of 2%.

13. Share capital

	31 July 2021 US $000’s	31 January 2021 US $000’s
909,704,497 (31 January 2021: 446,582,604) Ordinary shares	494,423	232,050

In addition to ‘April 2020 note’ and ‘February 2021 SPA ‘disclosed in note 5 (c) Fair value loss on convertible notes derivatives and warrants, following transactions have contributed to the movement of the ordinary shares in the current period.

ATM Offerings

On February 24, 2021, the Group entered into an equity distribution agreement (the “February EDA”) with Maxim Group LLC (“Maxim”), pursuant to which the Group may sell, from time to time, through Maxim, Ordinary Shares having an aggregate offering price of up to $99.5m (the “ATM Offering”). Sales of Ordinary Shares in the ATM Offering, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act. Maxim is not required to sell any specific amount but will act as the exclusive sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and us. The Group has no obligation to sell any of the Ordinary Shares under the February EDA and may at any time suspend solicitation and offers under the February EDA. As of July 31, 2021, the Group sold an aggregate of 72,117,042 Ordinary Shares pursuant to the February EDA, for gross proceeds of $70.86m and net proceeds of $68.6m, after payment to Maxim of an aggregate of $2.1m in commissions.

Registered Direct Offering

On February 1, 2021, the Group closed on the sale of 29,415,000 Ordinary Shares in a public offering to certain institutional investors at a price of $1.70 per share, for gross proceeds of $50.0m. Maxim acted as the sole placement agent in connection with the Offering. The net proceeds to the Group from the offering were approximately $46.9m, after deducting the placement agent’s fees of $3m and other estimated offering expenses.

F-29

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Ordinary shares

	6 months to 31 July 2021 US $000’s	6 months to 31 January 2021 US $000’s
At the beginning of the reporting period	232,050	132,243
Issuance of ordinary shares:
-Cash collected from sale of new share issuances and cash exercise of warrants and put options	244,059	65,960
- Shares issued in lieu of inventory payment	-	3,789
- Convertible notes converted to equity	2,841	30,058
- Shares issued upon cashless exercise of warrants	15,473	-
At the end of the reporting period	494,423	232,050

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Group. On a show of hands at meetings of the Group, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

The Group does not have authorised capital or par value in respect of its shares.

Warrants

The following warrants were outstanding as at July 31, 2021 (January 31, 2021: 582,194)

Average Exercise Price USD	Issue Date	Expiry Date	No of Warrants
$0.01 - $0.49	Mar-19	Mar-24	252
	Jul-19	May-25	170,100
	Aug-19	Aug-24	22,857
	Aug-19	Feb-25	285,714
$0.50 - $1.00	Mar-19	Mar-23	14,000
	Apr-19	Apr-22	500
$1.50 - $2.00	Nov-17	Nov-21	2,000
	Oct-18	Oct-21	20,000
$2.01 - $4.00	Jun-18	Jun-23	8,000
Total number of outstanding warrants as at 31 July 2021			523,423

14. Earnings per Share

(a)	Basic and diluted loss per share

	6 months to 31 July 2021 US $	6 months to 31 July 2020 US $
From continuing operations attributable to the ordinary equity holders of the company	(0.045)	(0.379)
From discontinued operations attributable to the ordinary equity holders of the company	(0.021)	(0.515)
Total basic and diluted loss per share attributable to the ordinary equity holders of the company	(0.066)	(0.894)

All convertible notes and warrants issued during the period are not included in the calculation of diluted loss per share because they are antidilutive in nature for the period ended July 31, 2021 and July 31, 2020. These notes could potentially dilute earnings/loss per share in the future.

F-30

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

(b)	Reconciliation of loss used in calculating earnings per share

	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s
Basic and diluted loss per share
Loss from continuing operations attributable to the ordinary equity holders of the Group used in calculating basic earnings per share	(33,200)	(4,899)
Loss from discontinuing operations attributable to the ordinary equity holders of the Group used in calculating basic earnings per share	(15,567)	(6,659)
	(48,767)	(11,558)

(c)	Weighted average number of shares used as the denominator

	31 July 2021 Number	31 July 2020 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	733,230,584	12,921,978

15. Discontinued Operations

(a)	Sale of Bendon Limited (Bendon)

On January 21, 2021, Naked Brands Group Limited announced its plans to undertake a transformative restructure in which it will dispose of its unprofitable bricks-and-mortar operations in order to focus exclusively on the planned rapid acceleration of its e-commerce business. To that end, the Company disposed of its New Zealand subsidiary Bendon Limited, and the entities controlled by Bendon Limited in a management buyout transaction. Shareholder approval on disposal of the Bendon Group was received on April 23, 2021, following which the share sale agreement was executed on April 30, 2021 which is considered to be the date of loss of control.

The key terms of the Bendon Share Sale Agreement are as follows:

Consideration. The consideration paid by the Buyers was US$0.72 (NZ$1.00) as adjusted based on the target inventory amount of US$13.2 million (NZ$18.2 million) and by a true up adjustment for estimated Net Cash/(Debt) and Working Capital as at the Accounts Date. The inventory adjustment resulted in a payment by the Group to Bendon in the amount of US$3.5m (NZ$4.8m). The Net Cash/(Debt) and Working Capital adjustments are to be prepared within 30 business days after Completion.

Exit Event Proceeds. If the Buyers or Mr. Davis-Rice and Ms. Johnson agree to sell the shares in Bendon or its business within three years following Completion, the Company will be entitled to the following percentage of the net proceeds of the sale: in the first year following Completion, 75%; in the second year following Completion, 50%; and in the third year following Completion, 25%.

Profit share. The Group is entitled to a tiered percentage of net profits of Bendon and the entities controlled by Bendon (the “Bendon Group”) for three years commencing on July 1, 2021, being in: the first year, 30%; the second year, 20%; and the third year, 10%. The net profits are to be calculated on a cumulative basis so that any losses from the first or second year are offset against any profits in a subsequent year.

Forgiveness of the Intra Group Loans. The Group forgave all inter-company debt owing by the Bendon Group effective as of January 30, 2021 (which is approximately US$31.25 million (NZ$43.1 million)).

Naked Facility. The Group will provide Bendon with a 5-year loan of up to NZ$7.0m (approximately US$4.9m) (the “Naked Facility”) at an initial interest rate per annum of 2.5% and, following Bendon obtaining additional external senior debt which the Buyers and Bendon are proposing to raise after Completion, an interest rate of 50 basis points above the rate of this senior debt. The Naked Facility will also be subordinated to this senior debt. Bendon drew down the full NZ$7.0m (approximately US$4.9m) facility on August 23, 2021.

F-31

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Costs. The Group agreed to pay up to US$0.2m (NZ$0.3m) of the Buyers’ and Bendon’s costs in relation to the Bendon Sale, which was agreed in exchange for the Buyers’ agreeing for the term sheet to be entered into on a non-exclusive basis.

FOH Services Agreement. FOH, Company’s wholly owned subsidiary, entered into a management services agreement (the “FOH Services Agreement”) with Bendon pursuant to which Bendon will provide certain management services.

Financial performance and cash flow information

The financial performance and cash flow information presented are for the 3 months ended April 30, 2021 (2021 column) and 6 months ended July 31, 2020.

	3 months ended 30 April 2021 US $000’s	6 months ended 31 July 2020 US $000’s
Revenue from contracts with customers	11,209	13,412
Other gains/(losses)	640	-
Expenses	(16,062)	(19,596)
Operating loss	(4,213)	(6,184)
Finance costs	(525)	(449)
Loss before tax from discontinued operations	(4,738)	(6,633)
Income tax expense	(33)	(26)
Loss after income tax of discontinued operations	(4,771)	(6,659)
Exchange translation reserve on foreign operations	3,481	(2,190)
Total comprehensive Loss for the period	(1,290)	(8,849)

Calculation of Total loss from discontinued operations

Loss after tax from discontinued operations	(4,771)	(6,659)
Loss on disposal of discontinued operations	(10,796)	-
Total loss from discontinued operation	(15,567)	(6,659)

Earnings per share
Basic loss for the year from discontinued operations	(0.021)	(0.515)
Diluted loss for the year from discontinued operations	(0.021)	(0.515)

Net cash flows incurred by Bendon are as follows:

Net cash inflow/(outflow) from operating activities	(3,282)	258
Net cash inflow/(outflow) from investing activities	(31)	(129)
Net cash inflow/(outflow) from financing activities	(49,627)	8,879
Net increase in cash generated by the subsidiary	(52,940)	9,008

F-32

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Details of the sale of the subsidiary

US $000’s
I. Consideration
Completion payment	-
Inventory adjustment amount	(3,525)
Intercompany debt forgiveness	(31,250)
Transaction cost	(217)
Adjustment amount
Working capital adjustment	(639)
Term loan repaid	(10,505)
Transaction cost considered as a part of adjustment amount	(412)
Contingent consideration	-
Total Consideration (A)	(46,548)

II. Less: Carrying amount of net assets of Bendon Group (B)	(35,783)
Loss on sale before income tax and reclassification of Foreign currency translation reserve (A-B)	(10,765)
Reclassification of foreign currency translation reserve	(31)
Income tax expense on gain	-
Loss on sale of Bendon Group	(10,796)

The carrying amounts of assets and liabilities of Bendon group is as follows:

Particulars	30-Apr-2021 US$ 000’s	31-Jan-2021 US$ 000’s
Property, plant and equipment	2,016	2,131
Intangible Assets	2,576	2,539
Right of Use Assets	10,798	13,173
Cash and cash equivalents	12,464	64,497
Trade Receivables	1,206	5,436
Inventories	10,168	9,548
Prepayments	3,816	-
Other receivables	33	-
Total Assets	43,077	97,324

Trade and other payables	5,748	8,108
Lease Liabilities	12,747	15,429
Borrowings	-	10,376
Related party payables	57,535	95,334
Provisions	2,684	1,491
Tax	146	129
Total Liabilities	78,860	130,867

Net Assets	(35,783)	(33,543)

F-33

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

16. Related parties

(a)	The Group’s main related parties are as follows:

Key management personnel

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members.

Bendon Group

On April 30, 2021, the Group signed the Bendon Share Sale Agreement with JADR Holdings Pty Limited as trustee for the JDR Family Trust No 2, an entity affiliated with Justin Davis-Rice, and Matana Intimates Holdings Trustee Limited as trustee for the Matana Intimates Holding Trust, an entity affiliated with Anna Johnson (together, the “Buyers”), and simultaneously consummated the Bendon Sale contemplated thereby. Pursuant to the Bendon Share Sale Agreement, the Group sold all of the issued share capital in Bendon together with any accrued rights free from encumbrances for the consideration described below on the terms and conditions set out in the Bendon Share Sale Agreement.

Because the Buyers are related parties of the Group, the Group adopted strict governance and information protocols to ensure independent consideration and assessment of the Buyers’ proposal and the Bendon Share Sale Agreement. The Group’s independent directors formed an independent committee of the board of directors, which considered, on behalf of the Group, the Bendon Sale. The consideration paid for the share capital of Bendon was determined through negotiations between the independent committee and the Buyers.

Following the sales of fully owned subsidiary (the “Bendon Group”), as disclosed in note 15, the Group is entitled to a tiered percentage of its net profits. The group also entered into the “Naked Facility” and “FOH service agreement” with Bendon on April 30, 2021.

As a result, Bendon Group became the related party on April 30, 2021.

(b)	Transactions with related parties

During the comparative period, the Group procured goods for resale from The Way Store Pty, a company registered in Australia, which is related through common directorship. The Group purchased $0.5m worth of inventory.

During the current period, the Group engaged taxation services ($0.03m) from Taxxat Pty Limited, a company registered in Australia, which is related through common directorship.

Bendon Group

The outstanding balance owned by Bendon to the Group is $1.7m for the half year ended July 31, 21.

FOH service agreement

On April 30, 2021, FOH, the wholly owned subsidiary, entered into a management services agreement (the “FOH Services Agreement”) with Bendon pursuant to which Bendon will provide certain management services. FOH agrees to pay Bendon the Service fee, including agreed costs and administration fee. The service fee amounted to $0.2m was paid from FOH to Bendon during the period ended July 31, 2021.

Naked Facility

Under Naked Facility, the Company will provide Bendon with a 5-year loan of up to NZ$7.0m (approximately US$4.9m) (the “Naked Facility”) as disclosed in note 15. The facility remains NZ$7.0m (approximately US$4.9m) with nil drawdown during the period ended July 31, 2021. Subsequently, Bendon drew down the full NZ$7.0m (approximately US$4.9m) facility on August 23, 2021.

F-34

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

17. Fair value measurements

The Group measures the following assets and liabilities at fair value on a recurring basis:

●	Financial assets - derivative financial instruments
●	Financial liabilities - derivative financial instruments
●	Financial liabilities convertible notes with embedded derivatives
●	Financial liabilities Phantom Warrants
●	Contingent consideration

Fair value hierarchy

IFRS 13 Fair Value Measurement requires all assets and liabilities measured at fair value to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	Unobservable inputs for the asset or liability.

The table below shows the assigned level for each asset and liability held at fair value by the Group:

31 July 2021	Level 1 US $000s	Level 2 US $000s	Level 3 US $000s	Total US $000s
Recurring fair value measurements
Financial assets
Contingent consideration	-	-	-	-

Financial liabilities
Phantom warrant liabilities	-	9,685	-	9,685
Financial derivative liabilities	-	-	-	-

31 January 2021	Level 1 US $000s	Level 2 US $000s	Level 3 US $000s	Total US $000s
Recurring fair value measurements
Financial assets
Contingent consideration	-	-	-	-

Financial liabilities
Phantom warrant liabilities	-	8,335	-	8,335
Financial derivative liabilities	-	450		450

There were no transfers between levels during the financial periods.

The carrying amount of trade and other receivables, related party receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature. Bank loans approximate fair value of the carrying amount on the basis of the variable nature of the interest rates associated with the loans.

Valuation techniques for fair value measurements categorized within level 2

The fair value accrual for phantom warrants, and the fair value of the derivative on convertible notes has been determined using a Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate, expected volatility and expected dividend rate.

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Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2021

Fair value measurements using significant unobservable movements (level 3)

Contingent consideration

On April 30, 2021, the Group disposed of its New Zealand subsidiary Bendon Limited, and the entities controlled by Bendon Limited in a management buyout transaction. As part of the agreement, the Group is entitled to contingent consideration in the form of tiered percentage of net profits of Bendon and the entities controlled by Bendon (the “Bendon Group”) for three years commencing on July 1, 2021, being in the first year, 30%; the second year, 20%; and the third year, 10%. The net profits are to be calculated on a cumulative basis so that any losses from the first or second year are offset against any profits in a subsequent year.

However, considering the history of losses of Bendon Group, management is not expecting Bendon Group to make profit in the next 3 years after disposal. Hence, the fair value of contingent consideration is considered as nil as a part of consideration.

For the period ended July 31, 2021, and January 31, 2021, there were no other financial instruments that were level 3.

18. Cash Flow Information

(a)	Reconciliations of cash flow from operations with loss after income tax

	6 months to 31 July 2021 US $000’s	6 months to 31 July 2020 US $000’s

Loss for the period from continuing operations	(33,200)	(4,899)
Loss for the period from discontinued operations	(15,567)	(6,659)
Total loss for the period	(48,767)	(11,558)
Cash flows excluded from loss attributable to operating activities
- interest paid on borrowings and lease liabilities	108	2,330
Non-cash flows in loss:
- depreciation and amortisation expense	411	2,856
- impairment expense	4,971	1,763
- Transaction expenses	13,398	4,226
- Fair value loss on convertible notes and warrants	10,794	-
Net changes in assets and liabilities	13,201	575
- net exchange differences	483	44
Cash flow from operations	(5,401)	236

19. Events occurring after the reporting date

Nasdaq Compliance

On April 26, 2021, the Group received a notice from Nasdaq’s Listing Qualifications Department stating that, for the 30 consecutive business days ending April 23, 2021, the closing bid price for the Ordinary Shares had been below the minimum of US$1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that the Group would be afforded an initial 180 day period to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event the Group did not regain compliance within the initial 180-day period, the Group could be eligible for additional time.

The Group did not regain compliance with the minimum bid price requirement during the initial 180-day period. However, on October 26, 2021, the Group received a notice from Nasdaq stating that Nasdaq’s staff had determined that the Group were eligible for an additional 180-day period (until April 25, 2022) within which to regain compliance. In order to regain compliance, the bid price for the Ordinary Shares must close at US$1.00 per share or more for a minimum of ten consecutive business days.

The Nasdaq notification did not have any immediate effect on the listing of the Ordinary Shares, and the Ordinary Shares continue to trade under the symbol “NAKD”. Naked management intends to actively monitor the bid price for the Ordinary Shares and will consider all available options to regain compliance with the minimum bid price requirement. The Group intends to cure the deficiency during the additional 180-day period by effecting a reverse stock split, if necessary.

Coronavirus (COVID-19) pandemic

The consequences of the Coronavirus (COVID-19) pandemic are continuing to be felt around the world, and its impact on the Group, if any, has been reflected in its published results to date. Whilst it would appear that control measures and related government policies have started to mitigate the risks caused by COVID-19, it is not possible at this time to state that the pandemic will not subsequently impact the Group’s operations going forward. Despite the new variant of the virus may cause continued lockdowns, it would have limited impact on FOH online, especially with the new variant of the virus that is causing or may cause significant continued lockdowns. The Group now has experience in the swift implementation of business continuation processes should future lockdowns of the population occur, and these processes continue to evolve to minimise any operational disruption. Management continues to monitor the situation both locally and internationally.

On August 23, 2021 the Company received a Drawdown Notice from Bendon Limited requesting a full drawdown of their NZ$7.0m (approximately US$4.9m) facility limit under their loan agreement entered as part of the Bendon Sale conditions. In accordance with the Notice and the terms of the loan agreement the funds were advanced on August 24, 2021. Under the loan agreement, the Company has agreed to provide a 5-year loan of up to NZ$7.0m (approximately US$4.9m) at an initial interest rate of 2.5% and, following Bendon obtaining additional external senior debt which the Buyers, an interest rate of 50 basis points above the rate of this senior debt. The Naked Facility will also be subordinated to this senior debt.

On September 22, 2021, the Group granted to Mr. Davis-Rice an incentive award, which provides that on the first, second and third anniversary of the grant of the award, Mr. Davis-Rice will be receive ordinary shares with a market value equal to 1.5% of the increase in the Group’s total market capitalization since the grant of the award. The market value of the ordinary shares to be issued and the total market capitalization will be determined based on the daily VWAP for the Group’s ordinary shares for the five trading days immediately prior to the applicable anniversary. The payment of the incentive award will be accelerated in the event of a change in control of the Company.

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